VIA EDGAR

November 20, 2023

Division of Corporation Finance

Office of Crypto Assets

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Ark 21Shares Bitcoin ETF

Amendment No. 2 to Registration Statement on Form S-1

Filed September 7, 2023

File No. 333- 257474

To Whom it May Concern:

On behalf of Ark 21Shares Bitcoin ETF (“Trust”), submitted herewith via the EDGAR system are the responses to the comments of the staff of the Office of Crypto Assets of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (“SEC”) with respect to Amendment No. 2 to the Trust’s registration statement on Form S-1 filed on October 11, 2023 (“Registration Statement”). This letter is in response to the comments of the Staff of the SEC provided in correspondence dated November 2, 2023.

For your convenience, we have restated your comments below followed by our responses. Capitalized terms used but not defined in this letter have the meaning given to them in the Registration Statement. We will incorporate any changes referenced below into a future amendment to the Registration Statement.

Comment 1: Please revise throughout your prospectus so that it includes updated information regarding bitcoin, the Bitcoin network, the crypto asset market, enacted and pending crypto asset legislation and regulation. By way of example only, we note that you disclose that the Lightning Network does not yet have material adoption as of April 2021, you disclose the trading volume of bitcoin futures that the CFTC regulated as of April 29, 2021, you discuss the “proposed” Taproot upgrade, and you do not include updated disclosure regarding enacted and pending legislation and regulation that may impact the Bitcoin network and the crypto asset market generally such as the March 9, 2022 Executive Order on Ensuring Responsible Development of Digital Assets and the resulting reports. We may have additional comments after reviewing your revised disclosure.

Response: The Trust has incorporated this comment. With respect to recent developments in the crypto market, the following disclosure will be added:

The trading prices of many digital assets, including bitcoin, have experienced extreme volatility in recent periods and may continue to do so. Extreme volatility in the future, including further declines in the trading prices of bitcoin, could have a material adverse effect on the value of the Shares and the Shares could lose all or substantially all of their value.

The trading prices of many digital assets, including bitcoin, have experienced extreme volatility in recent periods and may continue to do so. For instance, there were steep increases in the value of certain digital assets, including bitcoin, over the course of 2021, and multiple market observers asserted that digital assets were experiencing a “bubble.” These increases were followed by steep drawdowns throughout 2022 in digital asset trading prices, including for bitcoin. These episodes of rapid price appreciation followed by steep drawdowns have occurred multiple times throughout bitcoin’s history, including in 2011, 2013-2014, and 2017-2018, before repeating again in 2021-2022. Over the course of 2023, bitcoin prices have continued to exhibit extreme volatility.

Extreme volatility may persist, and the value of the Shares may significantly decline in the future without recovery. The digital asset markets may still be experiencing a bubble or may experience a bubble again in the future. For example, in the first half of 2022, each of Celsius Network, Voyager Digital Ltd., and Three Arrows Capital declared bankruptcy, resulting in a loss of confidence in participants of the digital asset ecosystem and negative publicity surrounding digital assets more broadly. In November 2022, FTX Trading Ltd. (“FTX”), one of the largest digital asset exchanges by volume at the time, halted customer withdrawals amid rumors of the company’s liquidity issues and likely insolvency, which were subsequently corroborated by its CEO. Shortly thereafter, FTX’s CEO resigned, and FTX and many of its affiliates filed for bankruptcy in the United States, while other affiliates have entered insolvency, liquidation, or similar proceedings around the globe, following which the U.S. Department of Justice brought criminal fraud and other charges, and the SEC and CFTC brought civil securities and commodities fraud charges, against certain of FTX’s and its affiliates’ senior executives, including its former CEO, who was found guilty of these criminal charges in November 2023. In addition, several other entities in the digital asset industry filed for bankruptcy following FTX’s bankruptcy filing, such as BlockFi Inc. and Genesis Global Capital, LLC (“Genesis”). In response to these events (collectively, the “2022 Events”), the digital asset markets have experienced extreme price volatility and other entities in the digital asset industry have been, and may continue to be, negatively affected, further undermining confidence in the digital asset markets. These events have also negatively impacted the liquidity of the digital asset markets as certain entities affiliated with FTX engaged in significant trading activity. If the liquidity of the digital asset markets continues to be negatively impacted by these events, digital asset prices, including bitcoin, may continue to experience significant volatility or price declines, and confidence in the digital asset markets may be further undermined. In addition, regulatory and enforcement scrutiny has increased, including from, among others, the U.S. Department of Justice, the SEC, the CFTC, the White House and Congress, as well as state regulators and authorities. These events are continuing to develop, and the full facts are continuing to emerge. It is not possible to predict at this time all of the risks that they may pose to the Trust, its service providers or to the digital asset industry as a whole.

Extreme volatility in the future, including further declines in the trading prices of bitcoin, could have a material adverse effect on the value of the Shares, and the Shares could lose all or substantially all of their value. The Trust is not actively managed and will not take any actions to take advantage, or mitigate the impacts, of volatility in the price of bitcoin.

With respect to Lightning Network, the following disclosure will be added:

Many digital asset networks face significant scaling challenges due to the fact that public blockchains generally face a tradeoff between security and scalability.

As of July 2017, bitcoin could handle, on average, five to seven transactions per second. For several years, participants in the Bitcoin ecosystem debated potential approaches to increasing the average number of transactions per second that the Bitcoin network could handle. As of August 2017, the Bitcoin network was upgraded with a technical feature known as “segregated witness” that, among other things, could potentially approximately double the transactions per second that can be handled on-chain. More importantly, segregated witness also enables so-called second layer solutions, such as the Lightning Network or payment channels, which could potentially allow faster transaction settlement.

An increasing number of wallets and digital asset intermediaries, such as bitcoin spot markets, have begun supporting segregated witness and the Lightning Network, or similar technology. The Lightning Network is an open-source decentralized network that enables instant off-Bitcoin blockchain transfers of the ownership of bitcoin without the need of a trusted third party. The system utilizes bidirectional payment channels that consist of multi-signature addresses. One on-blockchain transaction is needed to open a channel and another on-blockchain transaction can close the channel. Once a channel is open, value can be transferred instantly between counterparties who are engaging in real bitcoin transactions without broadcasting them to the Bitcoin network. New transactions will replace previous transactions, and the counterparties will store everything locally as long as the channel stays open to increase transaction throughput and reduce computational burden on the Bitcoin network.

…

With respect to the adoption of new laws and regulations, or changes to existing laws and regulations, applicable to bitcoin, the following disclosure will be added:

…

On February 15, 2022, Representative Warren Davidson introduced the “Keep Your Coins Act,” which is intended “[t]o prohibit Federal agencies from restricting the use of convertible virtual currency by a person to purchase goods or services for the person’s own use, and for other purposes.” That same day, Congressman Josh Gottheimer also announced a discussion draft of the “Stablecoin Innovation and Protection Act,” which is intended to define “qualified stablecoins” to differentiate them from “more volatile cryptocurrencies.”

On March 17, 2022, Senators Elizabeth Warren, Jack Reed, Mark Warner, and Jon Tester introduced the Digital Asset Sanctions Compliance Enhancement Act in an attempt to ensure blacklisted Russian individuals and businesses do not use cryptocurrency to evade economic sanctions.

On March 9, 2022, President Biden signed an Executive Order on Ensuring Responsible Development of Digital Assets (the “Executive Order”), which outlined a unified federal regulatory approach to addressing the risks and benefits of digital assets. The Executive Order articulated various policy objectives related to digital assets, including investor protections, financial and national security risks, and responsible development and use of digital assets. The Executive Order directed federal government departments and agencies to produce various reports, frameworks, analyses, and regulatory and legislative recommendations to the Biden Administration. The policies and objectives of the Executive Order are very broad, and, at this time, it is unclear what impact it may have on the regulation of bitcoin and other digital assets. The consequences of increased federal regulation of digital assets and digital asset activities could have a material adverse effect on the Trust and the Shares.

On March 28, 2022, Representative Stephen Lynch, along with co-sponsors Jesús G. García, Rashida Tlaib, Ayanna Pressley, and Alma Adams, introduced H.R. 7231, the Electronic Currency and Secure Hardware Act (“ECASH Act”), which would direct the Secretary of the U.S. Treasury Department (not the Federal Reserve) to develop and issue a digital analogue to the U.S. dollar, or “e-cash,” which is intended to “replicate and preserve the privacy, anonymity-respecting, and minimal transactional data-generating properties of physical currency instruments such as coins and notes to the greatest extent technically and practically possible,” all without requiring a bank account. E-cash would be legal tender, payable to the bearer and functionally identical to physical U.S. coins and notes, “capable of instantaneous, final, direct, peer-to-peer, offline transactions using secured hardware devices that do not involve or require subsequent or final settlement on or via a common or distributed ledger, or any other additional approval or validation by the United States Government or any other third party payments processing intermediary,” including fully anonymous transactions, and “interoperable with all existing financial institutions and payment systems and generally accepted payments standards and network protocols, as well as other public payments programs.”

On April 6, 2022, Senator Pat Toomey released a draft of his Stablecoin Transparency of Reserves and Uniform Safe Transactions Act, or Stablecoin TRUST Act. The draft bill contemplates a “payment stablecoin,” which is convertible directly to fiat currency by the issuer. Only an insured depositary institution, a money transmitting business (authorized by its respective state authority) or a new “national limited payment stablecoin issuer” would be eligible to issue payment stablecoins. Additionally, payment stablecoins would be exempt from the federal securities requirements, including the Securities Act of 1933 (“1933 Act”), the Securities Exchange Act of 1934 (“Exchange Act”), and the Investment Company Act of 1940 (“1940 Act”).

On June 7, 2022, Senators Kirsten Gillibrand and Cynthia Lummis introduced the “Responsible Financial Innovation Act,” which was drafted to “create a complete regulatory framework for digital assets that encourages responsible financial innovation, flexibility, transparency and robust consumer protections while integrating digital assets into existing law.” Importantly, the legislation would assign regulatory authority over digital asset spot markets to the CFTC and codify that digital assets that meet the definition of a commodity, such as bitcoin and ether, would be regulated by the CFTC.

In 2023, Congress continued to consider several stand-alone digital asset bills, including a formal process to determine when digital assets will be treated as either securities to be regulated by the SEC or commodities under the purview of the CFTC, what type of federal/state regulatory regime will exist for payment stablecoins and the how the U.S. Bank Secrecy Act (“BSA”) will apply to cryptocurrency providers. The Financial Innovation and Technology for the 21st Century Act (“FIT for the 21st Century Act”) advanced through the United States House of Representatives in a vote along bipartisan lines.

The FIT for the 21st Century Act would require the SEC and the CFTC to jointly issue rules or guidance that would outline their process in delisting a digital asset that they deem inconsistent with the Commodity Exchange Act (the “CEA”), federal securities laws and the FIT for the 21st Century Act. The bill, in part, would also provide a certification process for blockchains to be recognized as decentralized, which would allow the SEC to challenge claims made by token issuers about meeting the outlined standards.

Legislative efforts have also focused on setting criteria for stablecoin issuers and what rules will govern redeemability and collateral. The Clarity for Payment Stablecoins Act of 2023, as introduced by House Finance Committee Chair Patrick McHenry (the “McHenry bill”), would make it unlawful for any entity other than a permitted payment stablecoin issuer to issue a payment stablecoin. The McHenry bill would establish bank-like regulation and supervision for federal qualified nonbank payment stablecoin issuers. These requirements include capital, liquidity and risk management requirements, application of the BSA and the Gramm-Leach-Bliley Act’s customer privacy requirements, certain activities limits, and broad supervision and enforcement authority. The McHenry bill would grant state regulators primary supervision, examination and enforcement authority over state stablecoin issuers, leaving the Federal Reserve Board with secondary, backup enforcement authority for “exigent” circumstances. The McHenry bill would also amend the Investment Advisers Act of 1940 (the “Advisers Act”), the 1940 Act, the 1933 Act, the Exchange Act and the Securities Investor Protection Act of 1970 to specify that payment stablecoins are not securities for purposes of those federal securities laws.

Several other bills have advanced through Congress to curb crypto as a payment gateway for illicit activity and money laundering. The “Blockchain Regulatory Clarity Act” would provide clarity to the regulatory classification of digital assets, providing market certainty for innovators and clear jurisdictional boundaries for regulators by affirming that blockchain developers and other related service providers that do not custody customer funds are not money transmitters. The “Financial Technology Protection Act,” another bipartisan measure, would set up an independent Financial Technology Working Group to combat terrorism and illicit financing in cryptocurrency. The “Blockchain Regulatory Certainty Act” aims to protect certain blockchain platforms from being designated as money-services businesses. Both acts advanced through the House with bipartisan support.

In a similar effort to prevent money laundering and stop crypto-facilitated crime and sanctions violations, bipartisan legislation was introduced to require decentralized finance (“DeFi”) services to meet the same anti-money laundering and economic sanctions compliance obligations as other financial companies. DeFi generally refers to applications that facilitate peer-to-peer financial transactions that are recorded on blockchains. By design, DeFi provides anonymity, which can allow malicious and criminal actors to evade traditional financial regulatory tools. Noting that transparency and sensible rules are vital for protecting the financial system from crime, the “Crypto-Asset National Security Enhancement and Enforcement (‘CANSEE’) Act” was introduced. The CANSEE Act would end special treatment for DeFi by applying the same national security laws that apply to banks and securities brokers, casinos and pawn shops, and other cryptocurrency companies like centralized trading platforms. DeFi services would be forced to meet basic obligations, most notably to maintain anti-money laundering programs, conduct due diligence on their customers, and report suspicious transactions to FinCEN.

Comment 2: To the extent that you intend to use a fact sheet, please provide us a copy for our review.

Response: The Trust acknowledges this comment. The Trust intends to use a fact sheet, a form of which will be provided to the Staff for review in a subsequent amendment prior to effectiveness.

Comment 3: Please describe the AML, KYC and any other procedures conducted by the Trust, the Sponsor, the Authorized Participant and the Custodian to determine, among other things, whether the counter-party in any transactions is not a sanctioned entity. To the extent that the Trust, Sponsor, Authorized Participant or Custodian may not know the counter-party, please add risk factor disclosure regarding the potential risk of transactions with a sanctioned entity and the impact if such a transaction occurs.

Response: The Sponsor and the Trust have adopted and implemented policies and procedures that are designed to ensure that they do not violate applicable anti-money laundering (“AML”) and sanctions laws and regulations and to comply with any applicable know-your-customer (“KYC”) laws and regulations. The Sponsor and the Trust will only interact with known third party service providers with respect to whom it has engaged in a due diligence process to ensure a thorough KYC process, such as the Authorized Participants and the Bitcoin Custodian. Authorized Participants, as broker-dealers, and the Bitcoin Custodian, as a limited purpose trust company subject to New York Banking Law, are subject to the BSA (as amended) and U.S. economic sanctions laws.

In addition, the Trust will only accept in-kind creations and redemption requests from regulated Authorized Participants who themselves are subject to applicable sanctions and anti-money laundering laws and have compliance programs that are designed to ensure compliance with those laws. In addition, the Authorized Participants are contractually obligated that all bitcoin delivered in connection with creation requests (whether delivered from an Authorized Participant or a Liquidity Provider retained by the Authorized Participant) will be from lawful sources. The Trust will not hold any bitcoin except those that have been delivered by Authorized Participants (or a Liquidity Provider directed by the Authorized Participant) in connection with redemption requests. The Bitcoin Custodian has adopted and implemented an anti-money laundering and sanctions compliance program, which provides additional protections to ensure that the Sponsor and the Trust do not transact with a sanctioned party. Notably, the Bitcoin Custodian performs Know-Your-Transaction (“KYT”) screening using blockchain analytics to identify, detect, and mitigate the risk of transacting with a sanctioned or other unlawful actor. Pursuant to the Bitcoin Custodian’s KYT program, any bitcoin that is delivered to the Trust’s custody account will undergo screening to ensure that the origins of that bitcoin are not illicit.

Additionally, the following disclosure will be added.

Anonymity and illicit financing risk.

Although transaction details of peer-to-peer transactions are recorded on the Bitcoin blockchain, a buyer or seller of digital assets on a peer-to-peer basis directly on the Bitcoin network may never know to whom the public key belongs or the true identity of the party with whom it is transacting. Public key addresses are randomized sequences of alphanumeric characters that, standing alone, do not provide sufficient information to identify users. In addition, certain technologies may obscure the origin or chain of custody of digital assets. The opaque nature of the market poses asset verification challenges for market participants, regulators and auditors and gives rise to an increased risk of manipulation and fraud, including the potential for Ponzi schemes, bucket shops and pump and dump schemes. Digital assets have in the past been used to facilitate illicit activities. If a digital asset was used to facilitate illicit activities, businesses that facilitate transactions in such digital assets could be at increased risk of potential criminal or civil lawsuits, or of having banking or other services cut off, and such digital asset could be removed from digital asset exchanges. Any of the aforementioned occurrences could adversely affect the price of the relevant digital asset, the attractiveness of the respective blockchain network and an investment in the Shares. If the Trust, the Sponsor or the Trustee were to transact with a sanctioned entity, the Trust, the Sponsor or the Trustee would be at risk of potential criminal or civil lawsuits or liability.

The Trust takes measures with the objective of reducing illicit financing risks in connection with the Trust’s activities. However, illicit financing risks are present in the digital asset markets, including markets for bitcoin. There can be no assurance that the measures employed by the Trust will prove successful in reducing illicit financing risks, and the Trust is subject to the complex illicit financing risks and vulnerabilities present in the digital asset markets. If such risks eventuate, the Trust, the Sponsor or the Trustee or their affiliates could face civil or criminal liability, fines, penalties, or other punishments, be subject to investigation, have their assets frozen, lose access to banking services or services provided by other service providers, or suffer disruptions to their operations, any of which could negatively affect the Trust’s ability to operate or cause losses in value of the Shares.

The Sponsor and the Trust have adopted and implemented policies and procedures that are designed to ensure that they do not violate applicable AML and sanctions laws and regulations and to comply with any applicable KYC laws and regulations. The Sponsor and the Trust will only interact with known third party service providers with respect to whom it has engaged in a due diligence process to ensure a thorough KYC process, such as the Authorized Participants and the Bitcoin Custodian. Authorized Participants, as broker-dealers, and the Bitcoin Custodian, as a limited purpose trust company subject to New York Banking Law, are subject to the BSA (as amended) and U.S. economic sanctions laws.

In addition, the Trust will only accept in-kind creations and redemption requests from regulated Authorized Participants who themselves are subject to applicable sanctions and anti-money laundering laws and have compliance programs that are designed to ensure compliance with those laws. In addition, the Authorized Participants are contractually obligated that all bitcoin delivered in connection with creation requests (whether delivered from an Authorized Participant or a Liquidity Provider retained by the Authorized Participant) will be from lawful sources. The Trust will not hold any bitcoin except those that have been delivered by Authorized Participants (or a Liquidity Provider directed by the Authorized Participant) in connection with redemption requests.

The Bitcoin Custodian has adopted and implemented an anti-money laundering and sanctions compliance program, which provides additional protections to ensure that the Sponsor and the Trust do not transact with a sanctioned party. Notably, the Bitcoin Custodian performs Know-Your-Transaction (“KYT”) screening using blockchain analytics to identify, detect, and mitigate the risk of transacting with a sanctioned or other unlawful actor. Pursuant to the Bitcoin Custodian’s KYT program, any bitcoin that is delivered to the Trust’s custody account will undergo screening to ensure that the origins of that bitcoin are not illicit.

The Prime Broker Agreement provides, among others, that if the Prime Broker conducts sanctions screening on a bitcoin in-kind transaction deposited by an Authorized Participant and such screening results in the bitcoin in-kind transaction being suspected or determined to be in violation of certain applicable sanctions laws, the Prime Broker and its affiliates, including the Bitcoin Custodian, will (a) block or reject the deposit of such bitcoin into the Trust’s Trading Account, where required by applicable sanctions laws, and (b) agree to promptly inform the Trust if any fund movement between an Authorized Participant’s account at the Prime Broker and the Trust’s account(s) involves such bitcoin, so long as permitted by applicable law.

There is no guarantee that such procedures will always be effective. If the Authorized Participants or Liquidity Providers have inadequate policies, procedures and controls for complying with applicable anti-money laundering and applicable sanctions laws or the Trust’s diligence is ineffective, violations of such laws could result, which could result in regulatory liability for the Trust, the Sponsor, the Trustee or their affiliates under such laws, including governmental fines, penalties, and other punishments, as well as potential liability to or cessation of services by the Prime Broker and its affiliates, including the Bitcoin Custodian. Any of the foregoing could result in losses to the Shareholders or negatively affect the Trust’s ability to operate.

Comment 4: Please revise the disclosure on your Cover Page to identify the initial Authorized Purchaser as an underwriter, and disclose the initial price per Share.

Response: The Trust acknowledges this comment, and the following disclosure has been added:

CME CF Bitcoin Reference Rate – New York Variant for the Bitcoin – U.S. Dollar trading pair (the “Index”), produced by CF Benchmarks Ltd., on [    ], 2023 was $[    ].

On [    ], 2023, the Seed Capital Investor[, an affiliate of the Sponsor,] subject to conditions, purchased the Seed Creation Baskets, comprising [    ] Shares at a per-Share price of $[    ], as described in “Seed Capital Investor.” Total proceeds to the Trust from the sale of the Seed Creation Baskets were $[    ]. Delivery of the Seed Creation Baskets was made on [    ], 2023. The Seed Capital Investor will act as a statutory underwriter in connection with this purchase.

The price of the Seed Creation Baskets was determined as described above and such Shares could be sold at different prices if sold by the Seed Capital Investor at different times.

Additionally, the following new section “Seed Capital Investor” has been added:

Seed Capital Investor

The Seed Capital Investor agreed to purchase $[    ] in Shares on [    ], 2023, and on [    ], 2023 took delivery of [    ] Shares at a per-Share price of $[    ] (the “Seed Creation Baskets”). As of the date of this Prospectus, these [    ] Shares represent all of the outstanding Shares. The Seed Capital Investor may offer all of the Shares comprising the Seed Creation Baskets to the public pursuant to this Prospectus.

The Seed Capital Investor will not receive from the Trust, the Sponsor or any of their affiliates any fee or other compensation in connection with the sale of the Seed Creation Baskets. The Seed Capital Investor will be acting as a statutory underwriter with respect to the Seed Creation Baskets.

The Sponsor and the Trust have agreed to indemnify the Seed Capital Investor against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the Seed Capital Investor may be required to make in respect thereof.

The Seed Capital Investor will not act as an Authorized Participant with respect to the Seed Creation Baskets, and its activities with respect to the Seed Creation Baskets will be distinct from those of an Authorized Participant. Unlike most Authorized Participants, the Seed Capital Investor is not in the business of purchasing and selling securities for its own account or the accounts of others. The Seed Capital Investor will not act as an Authorized Participant to purchase (or redeem) Baskets in the future.

The Trust hereby confirms that the identity of the Seed Capital Investor and the details surrounding the Seed Creation Baskets will be disclosed in a subsequent amendment.

Comment 5: Please revise the disclosure on page 2 or in the second bullet point on page 10 to provide quantitative information that demonstrates the volatility of the price of bitcoin.

Response: The Trust has incorporated this comment, and the impacted disclosure will be revised as follows:

The price of bitcoin on the bitcoin market has exhibited periods of extreme volatility, which could have a negative impact on the performance of the Trust. For example, between November 2021 and November 2022, the price of bitcoin fell from an all-time high of $68,789 to $15,460. As of November 12, 2023, the price of bitcoin has increased to $37,208. (source: Coinbase).

Comment 6: We note your disclosure on page 2 that the Trust provides direct exposure to bitcoin. This disclosure is inconsistent with disclosure later in the same paragraph and elsewhere in the prospectus that an investment in the Shares of the Trust is not a direct investment in bitcoin. Please revise accordingly.

Response: The Trust has incorporated this comment, and the impacted disclosure will be revised as follows:

The Trust does not provide investors with direct exposure to spot bitcoin, and an investment in the Trust is not a direct investment in bitcoin. Rather, the Trust provides investors with the opportunity to indirectly access the market for bitcoin through a traditional brokerage account without the potential barriers to entry or risks involved with holding or transferring bitcoin directly or acquiring it from a bitcoin spot market. …

Comment 7: We note your disclosure on page 3 that “[b]arring the liquidation of the Trust or extraordinary circumstances, the Trust will not purchase or sell bitcoin, although the Sponsor may sell bitcoin to pay certain expenses, which may be facilitated by the Custodian.” Please revise to clarify what you mean by “extraordinary circumstances” by providing examples of such circumstances.

Response: The Trust has incorporated this comment, and the impacted disclosure will be revised as follows:

Barring the liquidation of the Trust or extraordinary circumstances (including but not limited to, non-recurring expenses and costs of services performed by the Sponsor or a service provider on behalf of the Trust to protect the Trust or the interests of Shareholders, such as in connection with any fork of the Bitcoin blockchain, any indemnification of agents, service providers or counterparties of the Trust and extraordinary legal fees and expenses, including any legal fees and expenses incurred in connection with litigation, regulatory enforcement or investigation matters), the Trust will not purchase or sell bitcoin, although the Sponsor may sell bitcoin to pay certain expenses, which may be facilitated by the Prime Broker. …

Comment 8: Refer to your response to comment 5. On page 4, you disclose that “any adjustments made to the Index will be published on the Index Provider’s website.” Please revise this disclosure to briefly describe the adjustments that may be made to the Index and describe in greater detail in The Trust and Bitcoin Prices section that begins on page 52 the adjustments and the impact that such adjustments could have on the NAV of the Trust. In addition, please disclose here and on page 53 how you will notify investors of any material adjustments to the Index such as a change in methodology or a change in Constituent Exchanges or the Sponsor’s decision to change the Index or the Index Provider. Also disclose here that the Sponsor may, in its sole discretion, change either the Index or Index Provider without Shareholder approval.

Response: The Trust has incorporated this comment, and the following disclosure will be added:

The selection of exchanges for use in the Index is based on the accessible venues where execution transactions for bitcoin will occur. This list of exchanges on which the Trust executes transactions may evolve from time to time, and the Index Provider may make changes to the Constituent Exchanges comprising the Index from time to time for this or other reasons. Although Constituent Exchanges are selected for inclusion within the Index in accordance with specified criteria and eligibility standards, changes to the Constituent Exchanges may result in an impact on the pricing information reflected in the Index. Once it has actual knowledge of material changes to the Constituent Exchanges used to calculate the Index, the Trust will notify Shareholders in a prospectus supplement and a current report on Form 8-K or in its annual or quarterly reports.

The Sponsor may, in its sole discretion, change either the Index or Index Provider without Shareholder approval.

Comment 9: We note your disclosure on page 5 that the “Sub-Adviser is primarily responsible for the day-to-day supervision and investment strategy of, and making investment decisions for, the Trust.” Please revise this disclosure to clarify what you mean by the “investment strategy of” the Trust and the “investment decisions for” the Trust by summarizing the type of strategies and investment decisions that the Sub-Adviser and Sponsor may make. In addition, clarify whether the Trust is a passive or active investment vehicle.

Response: The Trust has incorporated this comment, and the impacted disclosure will be revised as follows:

The Sub-Adviser, ARK Investment Management LLC, serves as the Trust’s sub-adviser. The Sub-Adviser provides data, research, and, as needed, operational support to the Trust. As of February 28, 2023, the Sub-Adviser had approximately $22.9 billion in assets under management. The Trust is passively managed and does not pursue active management investment strategies, and the Sponsor and the Sub-Adviser do not actively manage the bitcoin held by the Trust. This means that the Sponsor and the Sub-Adviser do not sell bitcoin at times when its price is high or acquire bitcoin at low prices in the expectation of future price increases. It also means that the Sponsor and the Sub-Adviser do not make use of any of the hedging techniques available to professional bitcoin investors to attempt to reduce the risks of losses resulting from price decreases.    The Sponsor has entered into marketing and sub-advisory agreements with the Sub-Adviser and pays the Sub-Adviser out of the unitary fee it receives from the Trust.

Comment 10: Refer to your response to comment 8. Please revise your disclosure on page 6 to provide a brief definition of a “multi-party” cold storage platform. In addition, clarify in the disclosure on page 6 what portion of the Trust’s assets and private keys are held in cold storage, and revise your disclosure on page 64 to include a more detailed description of the Custodian’s procedures for holding the Trust’s assets and private keys. In this regard, we note your disclosure on page 64 that “[t]he Custodian will keep a substantial portion of the private keys associated with the Trust’s bitcoin in ‘cold storage’ or similarly secure technology.” Please revise to describe the “similarly secure technology.” In addition, we note your disclosure on the cover page that “[t]he Custodian may be directed to transfer or sell bitcoin to pay certain expenses,” and we note that the Custodian receives bitcoin from and transfers bitcoin to Authorized Participants in connection with creations and redemptions. Please disclose on page 64 how and when the Custodian transfers the bitcoin for such purposes, including whether and when it moves bitcoin to a hot wallet and when it transfers the bitcoin it receives from Authorized Participants to cold storage. In addition, describe the Custodian’s whitelisting procedures on page 64, and provide a brief definition of “SOC 1 Type 2” and “SOC 2 Type 2” reports.

Response: The Trust has incorporated this comment as follows:

•	With respect to the definition of “multi-party” cold storage, the Trust will revise the disclosure to remove this reference in the interest of clarity.

•

With respect to what portion of the Trust’s assets and private keys are held in cold storage, the Sponsor expects that nearly all of the Trust’s assets and private keys will be held in cold storage of the Bitcoin Custodian on an ongoing basis. In connection with creations or redemptions, the Trust will, under most circumstances, process creations and redemptions by transferring bitcoin from its Cold Vault Balance to and/or from the Authorized Participant or the Liquidity Provider, as applicable. From time to time, portions of the Trust’s bitcoin temporarily may be held outside of cold storage in the Trading Balance maintained by the Prime Broker, including in circumstances in which it is necessary in connection with creations or redemptions of Baskets or to sell bitcoins to pay Trust expenses.

•	With respect to the comments impacting the disclosure on page 64, the impacted disclosure will be revised accordingly, as discussed below in our response to comment 34.

•

With regard to the Bitcoin Custodian’s whitelisting procedures, the Bitcoin Custodian requires authentication when adding or removing addresses for whitelisting. All instructions to initiate a whitelist addition or removal must be submitted via the Coinbase Custody platform. When a whitelist addition or removal request is initiated, the initiating user will be prompted to authenticate their request using a two-factor authentication key. A consensus mechanism on the Coinbase Custody platform dictates how many approvals are required in order for the consensus to be achieved to add or remove a whitelisted address. Only when the consensus is met, is the underlying transaction considered officially approved.

An account’s roster and user roles are maintained by the Bitcoin Custodian in a separate log, an Authorized User List (“AUL”). Any changes to the account’s roster must be reflected on an updated AUL first and executed by an authorized signatory.

•

With respect to SOC 1 Type 2 and SOC 2 Type 2 reports, the disclosure will be revised to clarify that a SOC 1 Type 2 report addresses the controls at a service organization that are likely to be relevant to user entities’ internal control over financial reporting, while a SOC 2 Type 2 report addresses controls at a service organization relevant to security, availability, processing integrity, confidentiality, or privacy in order to support users’ evaluations of their own systems of internal control.

Comment 11: We note your disclosure on page 6 that “[t]he Administrator will calculate the Sponsor Fee in respect of each day by reference to the Trust’s NAV as of that day” but that “[t]he amount of bitcoin transferred or sold may vary from time to time depending on the market price of bitcoin relative to the Trust’s expenses and liabilities.” Please revise to disclose how you calculate the “market price of bitcoin.” In addition, please disclose whether the Trust is responsible for paying any costs associated with the transfer of bitcoin to the Sponsor or the sale of the bitcoin or if these expenses are included in the Sponsor Fee. In addition, we note your disclosure that “the Sponsor has agreed to pay all operating expenses (except for litigation expenses and other extraordinary expenses) out of the Sponsor Fee.” Please revise to clarify what you mean by “other extraordinary expenses” by providing examples of such expenses, and disclose whether any of the Trust’s expenses payable by the Sponsor from the Sponsor Fee are capped.

Response: The Trust has incorporated this comment.

The impacted disclosure will be revised to clarify that, as partial consideration for receipt of the Sponsor Fee, the Sponsor shall assume and pay all fees and other expenses incurred by the Trust in the ordinary course of its affairs, excluding taxes, but including (i) fees to the Sub-Adviser; (ii) the Marketing Fee, (iii) fees to the Administrator, if any, (iv) fees to the Bitcoin Custodian, (v) fees to the Transfer Agent, (vi) fees to the Trustee, (vii) the fees and expenses related to any future listing, trading or quotation of the Shares on any listing exchange or quotation system (including legal, marketing and audit fees and expenses), (viii) ordinary course legal fees and expenses but not litigation-related expenses, (ix) audit fees, (x) regulatory fees, including if applicable any fees relating to the registration of the Shares under the Securities Act or Exchange Act, (xi) printing and mailing costs; (xii) costs of maintaining the Trust’s website and (xiii) applicable license fees (each, a “Sponsor-paid Expense” and together, the “Sponsor-paid Expenses”), provided that any expense that qualifies as an Additional Trust Expense will be deemed to be an Additional Trust Expense and not a Sponsor-paid Expense.

The Sponsor will not, however, assume certain extraordinary, non-recurring expenses that are not Sponsor-paid Expenses, including, but not limited to, taxes and governmental charges, expenses and costs of any extraordinary services performed by the Sponsor (or any other service provider) on behalf of the Trust to protect the Trust or the interests of Shareholders, any indemnification of the Bitcoin Custodian, Administrator or other agents, service providers or counterparties of the Trust, the fees and expenses related to the listing, and extraordinary legal fees and expenses, including any legal fees and expenses incurred in connection with litigation, regulatory enforcement or investigation matters (collectively, “Additional Trust Expenses”). Certain of the Sponsor-paid Expenses, such as ordinary course legal fees and expenses, are capped. In the Sponsor’s sole discretion, all or any portion of a Sponsor-paid Expense may be redesignated as an Additional Trust Expense.

The Trust will pay the unitary Sponsor Fee of 0.80% of the Trust’s bitcoin holdings. The Sponsor Fee is paid by the Trust to the Sponsor as compensation for services performed under the Trust Agreement. The Sponsor Fee will accrue daily and will be payable in bitcoin monthly in arrears. The Administrator will calculate the Sponsor Fee on a daily basis by applying a 0.80% annualized rate to the Trust’s total bitcoin holdings, and the amount of bitcoin payable in respect of each daily accrual shall be determined by reference to the Index.

After the payment of the Sponsor Fee to the Sponsor, the Sponsor may elect to convert some or all of the Sponsor Fee into cash by selling this bitcoin at market prices, in the Sponsor’s sole discretion. Due to the variance in market prices for bitcoin, the rate at which the Sponsor converts bitcoin to cash may differ from the rate at which the Sponsor Fee was initially paid in bitcoin.

The Bitcoin Custodian will assume the transfer fees associated with the transfer of bitcoin to the Sponsor with respect to the Sponsor Fee, and any further expenses associated with such transfer will be assumed by the Sponsor. The Trust shall not be responsible for any fees and expenses incurred by the Sponsor to convert bitcoin received in payment of the Sponsor Fee into cash.

The impacted disclosure will be revised to remove reference to bitcoin being sold to pay for the Trust’s expenses.

Comment 12: Refer to your response to comment 7. Please revise to briefly address here the risks associated with the competition you will face in launching and sustaining your product, including the risk that your timing in reaching the market and your fee structure relative to other bitcoin ETPs could have a detrimental effect on the scale and sustainability of your product.

Response: The Trust has incorporated this comment, and “The development and commercialization of the Trust is subject to competitive pressures” will be revised as follows:

The Trust and the Sponsor face competition with respect to the creation of competing products, such as exchange-traded products offering exposure to the spot bitcoin market or other digital assets. If the SEC were to approve many or all of the currently pending applications for such exchange-traded bitcoin products, many or all of such products, including the Trust, could fail to acquire substantial assets, initially or at all.

The Sponsor’s competitors may have greater financial, technical and human resources than the Sponsor. Smaller or early-stage companies may also prove to be effective competitors, particularly through collaborative arrangements with large and established companies. The Trust’s competitors may also charge a substantially lower fee than the Sponsor Fee in order to achieve initial market acceptance and scale. Accordingly, the Sponsor’s competitors may commercialize a competing product more rapidly or effectively than the Sponsor is able to, which could adversely affect the Sponsor’s competitive position and the likelihood that the Trust will achieve initial market acceptance, and could have a detrimental effect on the scale and sustainability of the Trust and the Sponsor’s ability to generate meaningful revenues from the Trust.

If the Trust fails to achieve sufficient scale due to competition, the Sponsor may have difficulty raising sufficient revenue to cover the costs associated with launching and maintaining the Trust, and such shortfalls could impact the Sponsor’s ability to properly invest in robust ongoing operations and controls of the Trust to minimize the risk of operating events, errors, or other forms of losses to the Shareholders. In addition, the Trust may also fail to attract adequate liquidity in the secondary market due to such competition, resulting in a sub-standard number of Authorized Participants willing to make a market in the Shares, which in turn could result in a significant premium or discount in the Shares for extended periods and the Trust’s failure to reflect the performance of the price of bitcoin.

There can be no assurance that the Trust will grow to or maintain an economically viable size. There is no guarantee that the Sponsor will maintain a commercial advantage relative to competitors offering similar products. Whether or not the Trust and the Sponsor are successful in achieving the intended scale for the Trust may be impacted by a range of factors, such as the Trust’s timing in entering the market and its fee structure relative to those of competitive products.

Comment 13: Please revise to divide the risk factor “Risks Associated with Bitcoin and the Bitcoin network — Spot markets on which bitcoin trades are relatively new and largely unregulated...” into separate risk factors with headings that describe the specific risk highlighted. In this regard, we note, for example, that this risk factor currently addresses the risks related to the lack of regulation of crypto asset exchanges, the risk of fraud and security breaches on crypto asset exchanges, the risk of business failures of crypto asset exchanges and the risks related to reputational harm regarding bitcoin markets. In addition, please add separate risk factors that highlight the risks related to manipulation, front-running and wash trading.

Response: The Trust has incorporated this comment, and the risk factors have been separated accordingly. With respect to manipulation, front-running and wash trading, the following disclosure will be added:

Spot markets may be exposed to fraud and market manipulation.

The blockchain infrastructure could be used by certain market participants to exploit arbitrage opportunities through schemes such as front-running, spoofing, pump-and-dump and fraud across different systems, platforms or geographic locations. As a result of reduced oversight, these schemes may be more prevalent in digital asset markets than in the general market for financial products.

The SEC has identified possible sources of fraud and manipulation in the bitcoin market generally, including, among others (1) “wash trading”; (2) persons with a dominant position in bitcoin manipulating bitcoin pricing; (3) hacking of the Bitcoin network and trading platforms; (4) malicious control of the Bitcoin network; (5) trading based on material, non-public information (for example, plans of market participants to significantly increase or decrease their holdings in bitcoin, new sources of demand for bitcoin, etc.) or based on the dissemination of false and misleading information; (6) manipulative activity involving purported “stablecoins,” including Tether; and (7) fraud and manipulation at bitcoin trading platforms.

Over the past several years, a number of bitcoin spot markets have been closed or faced issues due to fraud. In many of these instances, the customers of such bitcoin spot markets were not compensated or made whole for the partial or complete losses of their account balances in such bitcoin exchanges.

In 2019, there were reports claiming that 80.95% of bitcoin trading volume on digital asset exchanges was false or noneconomic in nature, with specific focus on unregulated exchanges located outside of the United States. Such reports alleged that certain overseas exchanges have displayed suspicious trading activity suggestive of a variety of manipulative or fraudulent practices. Other academics and market observers have put forth evidence to support claims that manipulative trading activity has occurred on certain bitcoin exchanges. For example, in a 2017 paper titled “Price Manipulation in the Bitcoin Ecosystem” sponsored by the Interdisciplinary Cyber Research Center at Tel Aviv University, a group of researchers used publicly available trading data, as well as leaked transaction data from a 2014 Mt. Gox security breach, to identify and analyze the impact of “suspicious trading activity” on Mt. Gox between February and November 2013, which, according to the authors, caused the price of bitcoin to increase from around $150 to more than $1,000 over a two-month period. In August 2017, it was reported that a trader or group of traders nicknamed “Spoofy” was placing large orders on Bitfinex without actually executing them, presumably in order to influence other investors into buying or selling by creating a false appearance that greater demand existed in the market. In December 2017, an anonymous blogger (publishing under the pseudonym Bitfinex’d) cited publicly available trading data to support his or her claim that a trading bot nicknamed “Picasso” was pursuing a paint-the-tape-style manipulation strategy by buying and selling bitcoin and bitcoin cash between affiliated accounts in order to create the appearance of substantial trading activity and thereby influence the price of such assets.

In November 2022, FTX, one of the largest digital asset exchanges by volume at the time, halted customer withdrawals amid rumors of the company’s liquidity issues and likely insolvency, which were subsequently corroborated by its CEO. Shortly thereafter, FTX’s CEO resigned and FTX and many of its affiliates filed for bankruptcy in the United States, while other affiliates have entered insolvency, liquidation, or similar proceedings around the globe, following which the U.S. Department of Justice brought criminal fraud and other charges, and the SEC and CFTC brought civil securities and commodities fraud charges, against certain of FTX’s and its affiliates’ senior executives, including its former CEO. Around the same time, there were reports that approximately $300-600 million of digital assets were removed from FTX, and the full facts remain unknown, including whether such removal was the result of a hack, theft, insider activity, or other improper behavior.

The potential consequences of a spot market’s failure or failure to prevent market manipulation could adversely affect the value of the Shares. Any market abuse, and a loss of investor confidence in bitcoin, may adversely impact pricing trends in bitcoin markets broadly, as well as an investment in Shares of the Trust.

Spot markets may be exposed to wash trading.

Spot markets on which bitcoin trades may be susceptible to wash trading. Wash trading occurs when offsetting trades are entered into for other than bona fide reasons, such as the desire to inflate reported trading volumes. Wash trading may be motivated by non-economic reasons, such as a desire for increased visibility on popular websites that monitor markets for digital assets so as to improve their attractiveness to investors who look for maximum liquidity, or it may be motivated by the ability to attract listing fees from token issuers who seek the most liquid and high-volume exchanges on which to list their coins. Results of wash trading may include unexpected obstacles to trade and erroneous investment decisions based on false information.

Even in the United States, there have been allegations of wash trading even on regulated venues. Any actual or perceived false trading in the digital asset exchange market, and any other fraudulent or manipulative acts and practices, could adversely affect the value of bitcoin and/or negatively affect the market perception of bitcoin.

To the extent that wash trading either occurs or appears to occur in spot markets on which bitcoin trades, investors may develop negative perceptions about bitcoin and the digital assets industry more broadly, which could adversely impact the price bitcoin and, therefore, the price of Shares. Wash trading also may place more legitimate digital asset exchanges at a relative competitive disadvantage.

Spot markets may be exposed to front-running.

Spot markets on which bitcoin trades may be susceptible to “front-running,” which refers to the process when someone uses technology or market advantage to get prior knowledge of upcoming transactions. Front-running is a frequent activity on centralized as well as decentralized exchanges. By using bots functioning on a millisecond-scale timeframe, bad actors are able to take advantage of the forthcoming price movement and make economic gains at the cost of those who had introduced these transactions. The objective of a front runner is to buy a chunk of tokens at a low price and later sell them at a higher price while simultaneously exiting the position. Front-running happens via manipulations of gas prices or timestamps, also known as slow matching. To extent that front-running occurs, it may result in investor frustrations and concerns as to the price integrity of digital asset exchanges and digital assets more generally.

Comment 14: We note your disclosure on page 19 that the “[t]he Sponsor or the Sub-Adviser . . . may elect to support a fork based on predetermined criteria, but is under no obligation to do so” and your disclosure on the same page that “[u]nless otherwise announced, the Sponsor and the Sub-Adviser, as applicable on behalf of the Trust, will not support the inclusion of any forked assets” and that “[o]nly forks deemed material by the Sponsor or Sub-Adviser, as applicable, will be considered for evaluation.” Please revise to clarify whether you currently have criteria for determining whether to support the inclusion of forked assets, and, if so, please describe the criteria in the Activities of the Trust section or elsewhere, including how you determine whether a fork is material, and describe the situations in which the Custodian may not agree to provide the Trust with access to the new asset. If you do not yet have criteria for determining whether to accept forked assets, so state, and if you have only a policy that you do not support the inclusion of any forked assets, disclose how you will inform investors if this policy changes. Similarly, please disclose in the Activities of the Trust section or elsewhere how you will inform investors if the Trust’s policy of not participating in airdrops changes.

Response: The Trust has incorporated this comment, and “The inability to recognize the economic benefit of a ‘fork’ or an ‘airdrop’ could adversely impact an investment in the Trust” will be revised as follows:

From time to time, the Trust may be entitled to or come into possession of rights to acquire, or otherwise establish dominion and control over, any virtual currency or other asset or right, which rights are incident to the Trust’s ownership of bitcoins and arise without any action of the Trust, or of the Sponsor or Sub-Adviser on behalf of the Trust (“Incidental Rights”) and/or virtual currency tokens, or other asset or right, acquired by the Trust through the exercise (subject to the applicable provisions of the Trust Agreement) of any Incidental Right (“IR Virtual Currency”) by virtue of its ownership of bitcoins, generally through a fork in the Bitcoin blockchain, an airdrop offered to holders of bitcoins or other similar event. Pursuant to the Trust Agreement, the Sponsor has the right, in their discretion, to determine what action to take in connection with the Trust’s entitlement to or ownership of Incidental Rights or any IR Virtual Currency. Under the terms of the Trust Agreement, the Trust may take any lawful action necessary or desirable in connection with the Trust’s ownership of Incidental Rights, including the acquisition of IR Virtual Currency, as determined by the Sponsor in the Sponsor’s sole discretion, unless such action would adversely affect the status of the Trust as a grantor trust for U.S. federal income tax purposes or otherwise be prohibited by the Trust Agreement.

The actions which the Sponsor may, in their sole discretion, determine the Trust shall take include: (i) arranging for the sale of Incidental Rights and/or IR Virtual Currency and distributing the cash proceeds (net of expenses and any applicable withholding taxes) to the Depository Trust Company (“DTC”) to be distributed to Shareholders, (ii) distributing Incidental Rights and/or IR Virtual Currency in-kind to DTC, (iii) using Incidental Rights and/or IR Virtual Currency to pay the Sponsor Fee and/or additional Trust expenses not assumed by the Sponsor, or (iv) electing not to acquire, claim, or obtain, and permanently and irrevocably abandoning, Incidental Rights or IR Virtual Currency for no consideration. The Sponsor is under no obligation to realize any economic benefit from any Incidental Rights or IR Virtual Currency on behalf of the Trust. The Trust does not expect to take any Incidental Rights or IR Virtual Currency it may hold or to which it may be entitled into account for purposes of determining the Trust’s net asset value (“NAV”) and the NAV per share.

Investors should be aware that investing in Shares of the Trust is not equivalent to investing directly in bitcoin. An investor does not have a claim to any “forked” assets. The Sponsor or the Sub-Adviser, as applicable on behalf of the Trust, may elect to support a fork based on predetermined criteria, but is under no obligation to do so. Currently, the Trust does not have a predetermined criteria for determining whether to support a forked asset, but would expect to consider a number of factors, such as whether there is custodial support for the forked asset, whether the forked asset presents a tax or other related issue, and whether the forked asset has sufficient market liquidity, among other potential factors. Unless otherwise announced, the Sponsor and the Sub-Adviser, as applicable on behalf of the Trust, will not support the inclusion of any forked assets.

With respect to any fork, airdrop or similar event, the Sponsor shall, in its sole discretion, determine what action the Trust shall take. In the event of a fork, the Sponsor will, as permitted by the terms of the Trust Agreement, determine which network it believes is generally accepted as the Bitcoin network and should therefore be considered the appropriate network, and the associated asset as bitcoin, for the Trust’s purposes. The Sponsor may decide to cause the Trust to sell any Incidental Rights or IR Virtual Currency for cash (including, as determined by the Sponsor, in the case of a fork, the asset that is not generally accepted as bitcoin, or in the case of an airdrop, the airdropped asset) and distribute the cash proceeds or distribute them in-kind to DTC, and registered holders of Shares are entitled to receive such distributions in proportion to the number of shares owned. However, the Sponsor may instead determine, in its sole discretion, to permanently and irrevocably abandon such Incidental Rights or IR Virtual Currency for no consideration. In the case of abandonment of Incidental Rights or IR Virtual Currency, the Trust would not receive any direct or indirect consideration for the Incidental Rights or IR Virtual Currency, and thus the value of the Shares will not reflect the value of the Incidental Rights or IR Virtual Currency.

The Sponsor or Sub-Adviser may choose to evaluate any such fork, airdrop or similar occurrence on a case-by-case basis in consultation with the Trust’s legal advisors, tax consultants, the Delaware Trustee, and the Bitcoin Custodian. In determining whether to attempt to acquire and/or retain any Incidental Rights and IR Virtual Currency, the Sponsor and Sub-Adviser expect to take into consideration whatever factors it deems relevant in their discretion, including, without limitation:

•	the Bitcoin Custodian’s agreement (or not) to provide access to the Incidental Rights or IR Virtual Currency;

•	the availability of a safe and practical way to custody the Incidental Rights or IR Virtual Currency;

•

the costs or operational burden of taking possession and/or maintaining ownership of the Incidental Rights or IR Virtual Currency and whether such costs or burden exceed the benefits of owning such Incidental Rights or IR Virtual Currency or the proceeds that would be realized for the Trust or Shareholders from a sale thereof;

•

whether there are any legal or regulatory restrictions on or risks or consequences arising from, or tax implications with respect to, the acceptance, retention, ownership, sale, transfer, abandonment, distribution or disposal or disposition of the Incidental Right or IR Virtual Currency, regardless of whether there is a safe and practical way to custody and secure such Incidental Right or IR Virtual Currency;

•	the existence of a suitable market into which the Incidental Right or IR Virtual Currency may be sold; and

•

whether claiming, owning, selling, or otherwise taking any action in respect of Incidental Rights or IR Virtual Currency may create legal or regulatory risks, liability, or burdens of any kind for the Trust, Sponsor, or Shareholders (including, without limitation, if such Incidental Rights or IR Virtual Currency is, or may be, a security under federal securities laws).

The Trust may in the future abandon any Incidental Rights and IR Virtual Currency.

Unless an announcement is made informing investors that a fork will be supported, a newly-forked asset should be considered ineligible for inclusion in the Trust. Given the nature of forks and the frequency of forks in the Bitcoin network, the Sponsor and Sub-Adviser do not expect to assess every fork. Only forks deemed material by the Sponsor or Sub-Adviser, as applicable, will be considered for evaluation.

Comment 15: Please revise to provide an example of the impact that hard forks have had on crypto assets, including quantitative information regarding the price of the impacted crypto asset immediately before and after the fork.

Response: The Trust has incorporated this comment, and “Network Forks” will be revised as follows:

…

Forks occur for a variety of reasons. A fork could occur after a significant security breach. Participants on the network could elect to “fork” the network to its state before the hack, effectively reversing the hack. A fork could also be introduced by an unintentional, unanticipated software flaw in the multiple versions of otherwise compatible software users run. Such a fork could adversely affect bitcoin’s viability. It is possible, however, that a substantial number of users and miners could adopt an incompatible version of the digital asset while resisting community-led efforts to merge the two chains. This would result in a permanent fork. For example, in July 2016, Ethereum “forked” into Ethereum and a new digital asset, Ethereum Classic, as a result of the Ethereum network community’s response to a significant security breach in which an anonymous hacker exploited a smart contract running on the Ethereum network to syphon approximately $60 million of ETH held by the DAO, a distributed autonomous organization, into a segregated account. In response to the hack, most participants in the Ethereum community elected to adopt a “fork” that effectively reversed the hack. However, a minority of users continued to develop the original blockchain, now referred to as “Ethereum Classic” with the digital asset on that blockchain now referred to as Ethereum Classic, or ETC. ETC now trades on several digital asset exchanges.

…

Forks may have a detrimental effect on the value of bitcoin, including by negatively affecting cryptocurrency allocations or by failing to capture of the full value of the newly-forked bitcoin if it is excluded from the Index. Forks can also introduce new security risks. For example, forks may result in “replay attacks”, or attacks in which transactions from one network were rebroadcast to nefarious effect on the other network. After a hard fork, it may become easier for an individual miner or mining pool’s hashing power to exceed 50% of the processing power of the digital asset network, thereby making digital assets that rely on proof of work more susceptible to attack. For example, when the Ethereum and Ethereum Classic networks, two other digital asset networks, split in July 2016, replay attacks, in which transactions from one network were rebroadcast to nefarious effect on the other network, plagued Ethereum exchanges through at least October 2016. An Ethereum exchange announced in July 2016 that it had lost 40,000 Ethereum Classic, worth about $100,000 at that time, as a result of replay attacks. Similar replay attack concerns occurred in connection with the Bitcoin Cash and Bitcoin SV networks split in November 2018. Another possible result of a hard fork is an inherent decrease in the level of security due to significant amounts of mining power remaining on one network or migrating instead to the new forked network. After a hard fork, it may become easier for an individual miner or mining pool’s hashing power to exceed 50% of the processing power of a digital asset network that retained or attracted less mining power, thereby making digital assets that rely on proof-of-work more susceptible to attack.

A hard fork may adversely affect the price of bitcoin at the time of announcement or adoption. For example, the announcement of a hard fork could lead to increased demand for the pre-fork digital asset, in anticipation that ownership of the pre-fork digital asset would entitle holders to a new digital asset following the fork. The increased demand for the pre-fork digital asset may cause the price of the digital asset to rise. After the hard fork, it is possible the aggregate price of the two versions of the digital asset running in parallel would be less than the price of the digital asset immediately prior to the fork. Furthermore, while the Sponsor will, as permitted by the terms of the Trust Agreement, determine which network is generally accepted as the Bitcoin network and should therefore be considered the appropriate network for the Trust’s purposes, there is no guarantee that the Sponsor will choose the network and the associated digital asset that is ultimately the most valuable fork. Either of these events could therefore adversely impact the value of the Shares. When Bitcoin Cash forked from the Bitcoin network, the value of Bitcoin went from $2800 to $2700.

…

Additionally, “Airdrops” will be revised as follows:

Bitcoin may become subject to an occurrence similar to a fork, which is known as an “airdrop.” In an airdrop, the promotors of a new digital asset announce to holders of another digital asset that they will be entitled to claim a certain amount of the new digital asset for free, based on the fact that they hold such other digital asset. For example, in March 2017, the promoters of Stellar Lumens announced that anyone that owned bitcoin as of June 26, 2017, could claim, until August 27, 2017, a certain amount of Stellar Lumens. Airdrops are not included in the Index under its current methodology. See “Prospectus Summary — The CME CF Bitcoin Reference Rate – New York Variant.”

The Index currently does not track airdrops involving bitcoin. Accordingly, the Trust will not participate in airdrops. In the future, it is possible that the Index may track such airdrops involving bitcoin, and in that situation, the Trust would reassess whether it is able to participate in airdrops (subject to a determination as to applicable law and the Trust’s tax structure), despite the Trust having no obligation to do so. By investing in the Trust rather than directly in bitcoin, investors generally forgo potential economic benefits associated with airdrops.

Comment 16: Refer to your response to comment 4. Please expand your disclosure on page 26 to describe how the “[i]ncentives for miners to contribute processing power is set to decrease over time.” Also address the risks related to transaction fees once new bitcoin is no longer awarded for adding a new block, and revise your disclosure in the Bitcoin, Bitcoin Markets and Regulation of Bitcoin section to address halving, the maximum number of bitcoins that may be released into circulation and the number of bitcoins currently in circulation.

Response: The Trust has incorporated this comment, and the following disclosure will be added.

Limits on bitcoin supply

Under the source code that governs the Bitcoin network, the supply of new bitcoin is mathematically controlled so that the number of bitcoin grows at a limited rate pursuant to a pre-set schedule. The number of bitcoin awarded for solving a new block is automatically halved after every 210,000 blocks are added to the Bitcoin blockchain, approximately every 4 years. Currently, the fixed reward for solving a new block is 6.25 bitcoin per block and this is expected to decrease by half to become 3.125 bitcoin in approximately early 2024. This deliberately controlled rate of bitcoin creation means that the number of bitcoin in existence will increase at a controlled rate until the number of bitcoin in existence reaches the pre-determined 21 million bitcoin. However, the 21 million supply cap could be changed in a hard fork. As of November 2023, approximately 19 million bitcoins were outstanding and the date when the 21 million Bitcoin limitation will be reached is estimated to be the year 2140.

Additionally, “Operational cost may exceed the award for solving blocks or transaction fees…” will be revised as follows.

Miners generate revenue from both newly created bitcoin (known as the “block reward”) and from fees taken upon verification of transactions. If the aggregate revenue from transaction fees and the block reward is below a miner’s cost, the miner may cease operations. Additionally, in the event of a fork of the Bitcoin network, some miners may choose to mine the alternative new bitcoin resulting from the fork, thus reducing processing power on the original blockchain.

Furthermore, the incentives for miners to contribute processing power to the Bitcoin network is set to decrease over time. As a result of the Bitcoin network’s “halving” mechanism, the block reward that miners receive for successfully mining a block are cut in half each time the Bitcoin network mines 210,000 blocks. This type of “halving” event generally occurs once every four years and will continue until the maximum possible 21 million bitcoin have been mined and released into circulation. Currently, there are approximately 19 million bitcoin that have been mined and are in circulation.

Once new bitcoin tokens are no longer awarded for adding a new block, miners will only have transaction fees to incentivize them, and as a result, it is expected that miners will need to be better compensated with higher transaction fees to ensure that there is adequate incentive for them to continue mining.

If transaction confirmation fees become too high, the marketplace may be reluctant to use bitcoin. This may result in decreased usage and limit expansion of the Bitcoin network in the retail, commercial and payments space, adversely impacting investment in the Trust. Conversely, if the reward for miners or the value of the transaction fees is insufficient to motivate miners, they may cease expending processing power for any blockchain to solve blocks and confirm transactions.

Ultimately, if the awards of new bitcoin for solving blocks declines and transaction fees for recording transactions are not sufficiently high to incentivize miners, or if the costs of validating transactions grow disproportionately, miners may operate at a loss, transition to other networks, or cease operations altogether. Each of these outcomes could, in turn, slow transaction validation and usage, which could have a negative impact on the Bitcoin network and could adversely affect the value of the bitcoin held by the Trust.

An acute cessation of mining operations would reduce the collective processing power on the Bitcoin network, which would adversely affect the transaction verification process by temporarily decreasing the speed at which blocks are added to the blockchain and make the blockchain more vulnerable to a malicious actor obtaining control in excess of 50% of the processing power on the blockchain. Reductions in processing power could result in material, though temporary, delays in transaction confirmation time. Any reduction in confidence in the transaction verification process or mining processing power may adversely impact the value of Shares of the Trust or the ability of the Sponsor to operate.

Comment 17: Refer to your response to comment 4. Please expand the risk factor “Risks Associated with Bitcoin and the Bitcoin Network – Electricity Usage” to address the reasons why bitcoin mining may implicate different risks than other crypto asset mining such as the differences in proof-of-work and proof-of-stake, and revise to discuss in greater detail the regulations that states have passed or are currently considering that impact crypto asset mining.

Response: The Trust has incorporated this comment, and the risk factor will be revised as follows:

Bitcoin uses a system called proof-of-work to validate transaction information. It’s called proof-of-work because solving the encrypted hash takes time and energy, which acts as proof that work was done. Proof-of-stake cryptocurrencies allow people to pledge or lock up some of their holdings as a way of vouching for the accuracy of newly added information. Meanwhile, proof-of-work cryptocurrencies require people to solve complex cryptographic puzzles — which can incur significant energy costs — before they’re allowed to propose a new block. Proof of work requires users to mine or complete complex computational puzzles before submitting new transactions to the network. This expenditure of time, computing power and energy is intended to make the cost of fraud higher than the potential rewards of a dishonest action.

Anyone that owns the specific proof-of-stake cryptocurrency can participate in staking, subject to certain minimum amounts as determined by the applicable proof-of-stake cryptocurrency. Generally, the higher the amount staked by any actor, the higher the chances of being chosen by the applicable blockchain to act as validator and reaping validator rewards; in other words, the higher the stake, the higher the chances of earning a staking reward. This has led to the creation of staking pools, where third parties combine smaller stakes into large pools, which leads to higher returns for owners of small stakes, in return for a fee collected by the third parties.

Digital asset mining operations can consume significant amounts of electricity, which may have a negative environmental impact and give rise to public opinion against allowing, or government regulations restricting, the use of electricity for mining operations. Additionally, miners may be forced to cease operations during an electricity shortage or power outage, or if electricity prices increase where the mining activities are performed. This could adversely affect the price of bitcoin, or the operation of the Bitcoin network, and accordingly decrease the value of the Shares.

Concerns have been raised about the electricity required to secure and maintain digital asset networks. For example, as of December 31, 2022, approximately 245 million tera hashes are performed every second in connection with mining on the Bitcoin network. Although measuring the electricity consumed by this process is difficult because these operations are performed by various machines with varying levels of efficiency, the process consumes a significant amount of energy. The operations of the Bitcoin network and other digital asset networks may also consume significant amounts of energy. Further, in addition to the direct energy costs of performing calculations on any given digital asset network, there are indirect costs that impact a network’s total energy consumption, including the costs of cooling the machines that perform these calculations.

Driven by concerns around energy consumption and the impact on public utility companies, various states and cities have implemented, or are considering implementing, moratoriums on mining activity in their jurisdictions. A significant reduction in mining activity as a result of such actions could adversely affect the security of the Bitcoin network by making it easier for a malicious actor or botnet to manipulate the relevant blockchain. If regulators or public utilities take action that restricts or otherwise impacts mining activities, such actions could result in decreased security of a digital asset network, including the Bitcoin network, and consequently adversely impact the value of the Shares.

Comment 18: Please expand the risk factor “Risks Associated with Investing in the Trust — Custodian’s limited operating history” to address your custodian’s limited operating history or revise the heading to summarize the risks being described.

Response: The Trust has incorporated this comment, and the risk factor will be re-titled as, “A loss of confidence or breach of the Bitcoin Custodian may adversely affect the Trust and the value of an investment in the Shares.”

Comment 19: Please expand the risk factor “Risks Associated with the Index and Index Pricing — The Index has a limited history” to describe the Index’s limited performance history.

Response: The Trust has incorporated this comment, and “Risks Associated with the Index and Index Pricing — The Index has a limited history” will be revised as follows:

The Index was developed by the Index Provider and has a limited performance history. Although the Index is based on materially the same methodology (except calculation time) as the Index Provider’s Bitcoin Reference Rate (“BRR”), which was first introduced in November 2016, the Index itself has only been in operation since February 2022, and the Index has only featured its current roster of Constituent Exchanges since May 2022. A longer history of actual performance through various economic and market conditions would provide greater and more reliable information for an investor to assess the Index’s performance…

Comment 20: Refer to your response to comment 5. We note your disclosure on page 36 that “[t]he Sponsor, in its sole discretion, may cause the Trust to track (or price its portfolio based upon) an index or standard other than the Index at any time, with prior notice to the Shareholders, if investment conditions change or the Sponsor believes that another index or standard better aligns with the Trust’s investment objective and strategy.” In the Net Asset Value Determinations section or elsewhere, please revise to disclose the criteria the Sponsor will use to determine that another index or standard better aligns with the Trust’s investment objective and strategy.

Response: The Trust has incorporated this comment, and the following disclosure will be added:

The Sponsor, in its sole discretion, may cause the Trust to track (or price its portfolio based upon) an index or standard other than the Index at any time, with prior notice to the Shareholders, if investment conditions change or the Sponsor believes that another index or standard better aligns with the Trust’s investment objective and strategy. The Sponsor may make this decision for a number of reasons, including, but not limited to the following:

•

Third parties may be able to purchase and sell bitcoin on public or private markets not included among the Constituent Exchanges, and such transactions may take place at prices materially higher or lower than the Index price.

•

There may be variances in the prices of bitcoin on the various Constituent Exchanges, including as a result of differences in fee structures or administrative procedures on different Constituent Exchanges.

•	The prices on each Constituent Exchange or pricing source may not be equal to the value of a bitcoin as represented by the Index.

•

To the extent the Index price differs materially from the actual prices available on a Constituent Exchange, or the global market price of bitcoin, the price of the Shares may no longer track, whether temporarily or over time, the global market price of bitcoin, which could adversely affect an investment in the Trust by reducing investors’ confidence in the Shares’ ability to track the market price of bitcoins.

•

To the extent market prices differ materially from the Index price, investors may lose confidence in the Shares’ ability to track the market price of bitcoins, which could adversely affect the value of the Shares.

The Sponsor, however, is under no obligation whatsoever to make such changes in any circumstance.

Comment 21: We note your disclosure that “[i]f the Trust does not attract sufficient assets to remain open, then the Trust could be terminated and liquidated at the direction of the Sponsor (or required to do so because it is delisted by the Exchange).” Please revise to quantify or otherwise describe what “sufficient assets to remain open” means.

Response: The Trust has incorporated this comment, and the impacted disclosure will be revised as follows:

The Trust is new. If the Trust does not attract sufficient assets to remain open (such as, for example, where the current and anticipated total assets of the Trust relative to the current and anticipated total expenses of the Trust would make continued operation of the Trust impracticable), then the Trust could be terminated and liquidated at the direction of the Sponsor (or required to do so because it is delisted by the Exchange). Termination and liquidation of the Trust could occur at a time that is disadvantageous to Shareholders. When the Trust’s assets are sold as part of the Trust’s liquidation, the resulting proceeds distributed to Shareholders may be less than those that may be realized in a sale outside of a liquidation context.

Comment 22: Refer to your response to comment 5. On page 45, you disclose that “[i]n certain circumstances, the Trust’s bitcoin investments may be valued using techniques other than reliance on the price established by the Index (in the case of a determination of NAV) or the principal market (in the case of a determination of the Principal Market NAV).” Please revise your disclosure in the Trust and Bitcoin Prices section on page 52 to describe the circumstances that the Trust’s bitcoin investments may be valued using techniques other than reliance on the price established by the Index or the principal market and which of the Trust’s service providers may make this determination.

Response: The Trust does not believe that there will be a circumstance where the Trust would use a price from any other pricing source other than the Index or the Principal Market. The Trust will remove the cited disclosure.

Comment 23: Please expand the risk factor “Shareholders may be adversely affected by creation or redemption orders” to describe what is deemed as an “emergency” such that the fulfillment of a creation or redemption is not reasonably practicable, and disclose the factors the Sponsor will consider to determine whether the suspension of creations and redemptions or the postponement of settlement dates are necessary for the protection of the Trust’s Shareholders.

Response: The Trust has incorporated this comment, and the impacted disclosure will be revised as follows:

The Trust may, in its discretion, suspend the right of creation or redemption or may postpone the redemption or purchase settlement date, for (1) any period during which an emergency exists as a result of which the fulfillment of a purchase order or the redemption distribution is not reasonably practicable (for example, as a result of a significant technical failure, power outage, or network error) or (2) such other period as the Sponsor determines to be necessary for the protection of the Shareholders of the Trust (for example, where acceptance of the total deposit required to create each basket (“Creation Basket Deposit”) would have certain adverse tax consequences to the Trust or its Shareholders). In addition, the Trust may reject a redemption order if the order is not in proper form as described in the Authorized Participant Agreement or if the fulfillment of the order might be unlawful. Any such postponement, suspension or rejection could adversely affect a redeeming Authorized Participant. Suspension of creation privileges may adversely impact how the Shares are traded and arbitraged on the secondary market, which could cause them to trade at levels materially different (premiums and discounts) from the fair value of their underlying holdings.

Comment 24: Refer to your response to comment 5. Please revise to describe the Index Provider’s oversight procedures to ensure that the Index is administered through codified policies for Index integrity, and provide a brief description of the material codified policies for Index integrity.

Response: The Trust has incorporated this comment, and the following disclosure will be added:

The Index is administered through the Index Provider’s codified policies for Index integrity, including a conflicts of interest policy, a control framework, an accountability framework, and an input data policy. It is also subject to the UK BMR regulations, compliance with which regulations has been subject to a Limited Assurance Audit under the ISAE 3000 standard as of September 12, 2022, which is publicly available.

Comment 25: Please describe the CME CF Oversight Committee, including how many members are on the committee, how the committee members are selected, how often the committee meets to consider changes to the Index Methodology and the Constituent Exchanges, any changes that have been made to the Index or the Constituent Exchanges since the creation of the Index and what the committee considers to be “sufficient reliability, detail and timeliness.”

Response: The Trust has incorporated this comment, and the following disclosure will be added:

The Index is subject to oversight by the CME CF Oversight Committee. The CME CF Oversight Committee shall be comprised of at least five members, including at least: (i) two who are representatives of CME (“CME Members”); (ii) one who is a representative of CF (“CF Member”); and (iii) two who bring expertise and industry knowledge relating to benchmark determination, issuance and operations. The CME CF Oversight Committee meets no less frequently than quarterly. The CME CF Oversight Committee’s Founding Charter and quarterly meeting minutes are publicly available.

Since the creation of the Index, there have been several changes to Constituent Exchanges for the Index, most recently in May 2022.

…

A trading venue is eligible as a “Constituent Exchange” in any of the CME CF Cryptocurrency Pricing Products if it offers a market that facilitates the spot trading of the relevant cryptocurrency base asset against the corresponding quote asset, including markets where the quote asset is made fungible with Accepted Assets (the “Relevant Pair”) and makes trade data and order data available through an Automatic Programming Interface (“API”) with sufficient reliability, detail and timeliness. The Oversight Committee considers a trading venue to offer sufficiently reliable, detailed and timely trade data and order data through an API when: (i) the API for the

“Constituent Exchange” does not fall or become unavailable to a degree that impacts the integrity of the Index given the frequency of calculation; (ii) the data published is at the resolution required so that the benchmark can be calculated, with the frequency and dissemination precision required; and (iii) the data is broadcast and available for retrieval at the required frequency (and not negatively impacted by latency) to allow the methodologies to be applied as intended.

Furthermore, it must, in the opinion of the Oversight Committee, fulfill the following criteria:

1. The venue’s Relevant Pair spot trading volume for an index must meet the minimum thresholds as detailed below for it to be admitted as a constituent exchange: The average daily volume the venue would have contributed during the observation window for the Reference Rate of the Relevant Pair exceeds 3% for two consecutive calendar quarters.

2. The venue has policies to ensure fair and transparent market conditions at all times and has processes in place to identify and impede illegal, unfair or manipulative trading practices.

3. The venue does not impose undue barriers to entry or restrictions on market participants, and utilizing the venue does not expose market participants to undue credit risk, operational risk, legal risk or other risks.

4. The venue complies with applicable law and regulation, including, but not limited to, capital markets regulations, money transmission regulations, client money custody regulations, KYC and AML regulations.

5. The venue cooperates with inquiries and investigations of regulators and the Administrator upon request and must execute data sharing agreements with CME Group. Once admitted, a constituent exchange must demonstrate that it continues to fulfill criteria 2 to 5 inclusive. Should the average daily contribution of a constituent exchange fall below 3% for any Reference Rate, then the continued inclusion of the venue as a constituent exchange to the Relevant Pair shall be assessed by the CME CF Oversight Committee.

Comment 26: Please include a brief description of each of the Constituent Exchanges, including where they are located and how they are licensed or regulated.

Response: The Trust has incorporated this comment, and the following disclosure will be added:

As of September 30, 2023, the Constituent Exchanges included in the CF Benchmarks Index that is utilized by the Trust are Coinbase, Bitstamp, itBit, Kraken, Gemini, and LMAX Digital.

Coinbase: A U.S.-based exchange registered as an MSB with FinCEN and licensed as a virtual currency business under the NYDFS BitLicense as well as a money transmitter in various U.S. states.

Bitstamp: A U.K.-based exchange registered as an MSB with FinCEN and licensed as a virtual currency business under the NYDFS BitLicense as well as money transmitter in various U.S. states.

Itbit: A U.S.-based exchange that is chartered by the NYDFS as a limited purpose trust company. It is also registered with FinCEN as an MSB and is licensed as a money transmitter in various U.S. states.

Kraken: A U.S.-based exchange that is registered as an MSB with FinCEN in various U.S. states. Kraken is registered with the FCA and is authorized by the Central Bank of Ireland as a Virtual Asset Service Provider (“VASP”). Kraken also holds a variety of other licenses and regulatory approvals, including those from the Japan Financial Services Agency (“JFSA”) and the Canadian Securities Administrators (“CSA”).

Gemini: A U.S.-based exchange that is chartered by the NYDFS as a limited purpose trust company. It is also registered with FinCEN as an MSB and has money transmitter licenses (or the statutory equivalent) in various U.S. states, an E-Money License from the Financial Conduct Authority in the U.K., and an E-Money License from the Central Bank of Ireland.

LMAX Digital: A Gibraltar based exchange regulated by the Gibraltar Financial Services Commission (“GFSC”) as a DLT provider for execution and custody services. LMAX Digital does not hold a BitLicense and is part of LMAX Group, a U.K-based operator of a FCA regulated Multilateral Trading Facility and Broker-Dealer.

Comment 27: Please disclose what policies or procedures you have in place if the Index becomes unavailable or if the Sponsor, Sub-Advisor or Administrator determines that the Index does not reflect an accurate bitcoin price.

Response: The Trust has incorporated this comment, and the risk factor “The Administrator is solely responsible for determining the value of the Trust’s bitcoin, the Trust’s NAV and the Trust’s Principal Market NAV…” will be revised as follows:

The Administrator will determine the Trust’s NAV and the Trust’s Principal Market NAV. The Administrator’s determination is made utilizing data from the Bitcoin Custodian’s operations and the Index (in the case of the NAV) and the principal market for bitcoin as determined by the Trust (in the case of the Principal Market NAV). To the extent that the Trust’s NAV or the Principal Market NAV are incorrectly calculated, the Administrator may not be liable for any error and such misreporting of valuation data could adversely affect an investment in the Shares.

The Administrator determines the NAV of the Trust as of 4:00 p.m. ET, on each Business Day, as soon as practicable after that time and determines the Principal Market NAV as of 4:00 p.m. ET, on the valuation date. If the Index is not available, or if the Sponsor determines in good faith that the Index does not reflect an accurate bitcoin price, then the Administrator will employ an alternative method to determine the fair value of the Trust’s assets. There are no predefined criteria to make a good faith assessment as to which of the rules the Sponsor will apply, and the Sponsor may make this determination in its sole discretion.

The Trust is subject to the risk that the Administrator may calculate the Index in a manner that ultimately inaccurately reflects the price of bitcoin. To the extent that the NAV, Principal Market NAV, the Index, the Administrator’s or the Sponsor’s other valuation methodology are incorrectly calculated, neither the Sponsor, the Administrator nor the Trustee will be liable for any error and such misreporting of valuation data could adversely affect the value of the Shares and investors could suffer a substantial loss on their investment in the Trust. Moreover, the terms of the Trust Agreement do not prohibit the Sponsor from changing the Index or other valuation method used to calculate the NAV and Principal Market NAV of the Trust. Any such change in the Index or other valuation method could affect the value of the Shares and investors could suffer a substantial loss on their investment in the Trust.

Comment 28: Please clarify how the intraday indicative value is calculated from the last trade on each exchange. In this regard, we note your disclosure that it is calculated “by using the prior day’s closing NAV per Share of the Trust as a base and updating that value throughout the trading day to reflect changes in the price of bitcoin and that the IIV draws prices from the last trade on each exchange.

Response: The Trust has incorporated this comment, and the impacted disclosure will be revised as follows:

The IIV will be calculated by using the prior day’s closing NAV per Share of the Trust as a base and updating that value throughout the trading day to reflect changes in the price of bitcoin. The Administrator multiplies the last available price of the bitcoin in the calculation basket by the amount of bitcoin included in the calculation basket. [After doing this, cash components are added and liabilities are subtracted.] This result is then converted to a “per share” value by dividing this number the number of Shares in a creation unit.

Comment 29: You state that the “pause between 4:00 p.m. EST and 5:30 p.m. EST (or later) provides an opportunity to algorithmically detect, flag, investigate, and correct unusual pricing should it occur.” Please revise to clarify who is responsible for monitoring for unusual pricing, who can correct the price, and how any such correction would impact the Index Price and/or NAV.

Response: The Trust has incorporated this comment, and the impacted disclosure will be revised as follows:

The pause between 4:00 p.m. ET and 5:30 p.m. ET (or later) provides an opportunity for the Administrator to algorithmically detect, flag, investigate, and correct unusual pricing should it occur. Any such correction could adversely affect the value of the Shares.

Comment 30: We acknowledge your response to comment 6 and that the determination of the Principal Market NAV and Principal Market NAV per Share is identical to the calculation of NAV and NAV per Share, respectively, except that the value of bitcoin is determined using the fair value of bitcoin based on the price in the bitcoin market that the Trust considers its “principal market” as of 4:00 p.m. ET on the valuation date, rather than using the Index. Please include a description of how you will identify and determine the bitcoin principal or most advantageous market for GAAP purposes consistent with the application of and fair value measurement framework in ASC 820-10. Also tell us the specific markets in which and your Authorized Participants expect to transact and identify them by type. In that regard, we note that ASC 820-10-20 includes definitions of four types of markets (e.g. brokered, dealer, exchange, and principal to principal markets). Refer also to ASC 820-10-35-36A.

Response: The Trust has incorporated this comment. The Trust identifies and determines the bitcoin principal market (or in the absence of a principal market, the most advantageous market) for GAAP purposes consistent with the application of fair value measurement framework in FASB ASC 820-10.

ASC 820-10 determines fair value to be the price that would be received for Bitcoin in a current sale, which assumes an orderly transaction between market participants on the measurement date. ASC 820-10 requires the Trust to assume that bitcoin is sold in its principal market to market participants or, in the absence of a principal market, the most advantageous market. Market participants are defined as buyers and sellers in the principal or most advantageous market that are independent, knowledgeable, and willing and able to transact.

Under ASC 820-10, a principal market is the market with the greatest volume and activity level for the asset or liability. The determination of the principal market will be based on the market with the greatest volume and level of activity that can be accessed.

The Trust only receives bitcoin from the Authorized Participant or Liquidity Provider and does not itself transact on any Digital Asset Markets (as defined below). The Authorized Participant or Liquidity Provider transacts in an Exchange Market, Brokered Market, a Dealer Market, and Principal-to-Principal Markets, each as defined in ASC 820-10-35-36A (collectively, “Digital Asset Markets”).

In determining which of the eligible Digital Asset Markets is the Trust’s principal market, the Trust obtains reliable volume and level of activity information and reviews these criteria in the following order:

First, the Trust reviews a list of Digital Asset Markets and scopes in the markets that the Trust reasonably believes are operating in compliance with applicable laws and regulations and those that are accessible to the Trust and the Authorized Participant.

Second, the Trust sorts the remaining Digital Asset Markets from high to low based on volume and level of activity of bitcoin traded on each Digital Asset Market.

Third, the Trust then reviews intra-day pricing fluctuations and the degree of variances in price on Digital Asset Markets to identify any material notable variances that may impact the volume or price information of a particular Digital Asset Market.

Fourth, the Trust then selects a Digital Asset Market as its principal market based on the highest market-based volume, level of activity, and price stability in comparison to the other Digital Asset Markets on the list. Based on information reasonably available to the Trust, Exchange Markets have the greatest volume and level of activity for the asset. The Trust therefore looks to accessible Exchange Markets as opposed to the Brokered Market, Dealer Market and Principal-to-Principal Markets to determine its principal market.

As a result of the analysis, the Trust will select an Exchange Market as the Trust’s principal market. Based on the Trust’s initial assessment, the NAV and NAV per Share will be calculated using the fair value of bitcoin based on the price provided by this Exchange, as of 4:00 p.m. ET on the measurement date for GAAP purposes.

The Trust will update its Principal Market analysis periodically and as needed to the extent that events have occurred, or activities have changed in a manner that could change the Trust’s determination of the principal market.

Comment 31: Please expand the section “Additional Information About the Trust — The Trust’s Fees and Expenses” on page 58 to describe the mechanics of how the Trust’s bitcoin will be exchanged for U.S. dollars to pay the Trust’s expenses and liabilities, including whether the Custodian will use a third party or affiliate to assist in the sale of the Trust’s bitcoins, and, if so, disclose any risks or conflicts of interests that may exist in connection with how the Custodian arranges for the sale of the Trust’s bitcoin.

Response: The Trust has incorporated the comment, and the following disclosure will be added.

Pursuant to the Trust Agreement, the Sponsor or its delegates will direct the Bitcoin Custodian to transfer bitcoin from the Trust’s Cold Vault Balance as needed to pay the Sponsor’s Fee and Additional Trust Expenses, if any. The Sponsor or its delegates will endeavor to transfer the smallest amount of bitcoin needed to pay applicable expenses. The Sponsor, in arranging for payment of Additional Trust Expenses, may in its discretion direct that the Trust’s bitcoin be exchanged for U.S. Dollars. Under such circumstances, the Trust will not utilize the Bitcoin Custodian to arrange for the sale of the Trust’s bitcoin to pay the Trust’s expenses and liabilities. Rather, the Sponsor will arrange for the Prime Broker, an affiliate of the Bitcoin Custodian, or another third-party digital asset trading platform to exchange the Trust’s bitcoin for U.S. dollars in such a situation.

Comment 32: Please clarify whether shareholders will be entitled to cash or bitcoins upon the termination of the Trust. In addition, if shareholders will be entitled to cash, please explain how the Trust’s bitcoins will be sold in connection with the termination of the Trust.

Response: The Trust has incorporated the comment, and the following disclosure will be added.

Upon the dissolution of the Trust, the Sponsor (or in the event there is no Sponsor, such person (the “Liquidating Trustee”) as the majority in interest of the beneficial owners of the Trust may propose and approve) shall take full charge of the property of the Trust. Any Liquidating Trustee so appointed shall have and may exercise, without further authorization or approval of any of the parties hereto, all of the powers conferred upon the Sponsor under the terms of the Trust Agreement, subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers, and provided that the Liquidating Trustee shall not have general liability for the acts, omissions, obligations and expenses of the Trust. Thereafter, in accordance with section 3808(e) of the Delaware Statutory Trust Act (“DSTA”), the affairs of the Trust shall be wound up and all assets owned by the Trust shall be liquidated as promptly as is consistent with obtaining the fair value thereof, and the proceeds therefrom shall be applied and distributed in the following order of priority: (a) to the expenses of liquidation and termination and to creditors, including registered owners and beneficial owners of the Trust who are creditors, to the extent otherwise permitted by law, in satisfaction of liabilities of the Trust (whether by payment or the making of reasonable provision for payment thereof) other than liabilities for distributions to registered owners of the Trust, and (b) to the beneficial owners of the Trust pro rata in accordance with their respective percentage interests of the property of the Trust. [The proceeds of the liquidation of the Trust’s assets are expected to be distributed in cash. Shareholders are not entitled to any of the Trust’s underlying bitcoin holdings upon the dissolution of the Trust.]

Comment 33: Please discuss on page 61 the Sponsor’s experience sponsoring exchange traded funds and specifically its experience related to crypto asset markets.

Response: The Trust has incorporated this comment, and the following disclosure will be added:

21Shares AG, an affiliate of the Sponsor, has considerable experience issuing and operating exchange-traded products that provide exposure to digital assets, operating such exchange-traded products since 2018. As of November 20, 2023, 21Shares AG oversees $1.7 billion in assets under management and 36 digital asset-related exchange-traded products across various jurisdictions.

Although the Sponsor is a relatively new entity within the broader structure of 21Shares AG and its affiliates (collectively, the “21Shares Group”), the Sponsor utilizes a similar management team that the 21Shares Group has used in issuing and operating these exchange-traded products. Additionally, as of November 20, 2023, the Sponsor serves as sub-adviser to five investment companies registered under the Investment Company Act of 1940 Act, as amended.

Comment 34: Refer to your response to comment 8. Please revise your disclosure on page 64 to include a materially complete discussion of your custody arrangements. For example, describe the material terms of your custody agreement, the procedures for moving the Trust’s assets out of cold storage in connection with redemptions and the payment of the Trust’s expenses, the procedures for moving bitcoin into cold storage in connection with creations, the percentage of the Trust’s assets and private keys held in cold storage, the geographic location of where the Trust’s assets will be stored, the Custodian’s policies related to comingling assets and the amount held in each wallet, the insurance coverage of the Custodian and the degree to which the insurance policy protects the Trust’s assets held by the Custodian, whether the insurance provider or any other entity will be responsible for verifying the existence of the bitcoin and the instructions that the Sponsor has provided to the Custodian regarding airdrops or forks. In this regard, we note that you have provided a summary of your custody procedures on pages 5, 6 and 7 but you should discuss your custody procedures in greater detail here or include cross-references to where investors can find such disclosure.

Response: The Trust has incorporated this comment, and the following disclosure will be added:

The Trust’s Bitcoin Custodian will keep custody of the Trust’s bitcoin. The transfer of bitcoin to and from Authorized Participants is directed by the Sponsor.

The Bitcoin Custodian will keep custody of all of the Trust’s bitcoin, other than which is maintained in the Trading Balance with the Prime Broker, in the Vault Balance. The Bitcoin Custodian will keep a substantial portion of the private keys associated with the Trust’s bitcoin in “cold storage” or similarly secure technology. Cold storage is a safeguarding method with multiple layers of protections and protocols, by which the private key(s) corresponding to the Trust’s bitcoin is (are) generated and stored in an offline manner. Private keys are generated in offline computers that are not connected to the internet so that they are resistant to being hacked. By contrast, in hot storage, the private keys are held online, where they are more accessible, leading to more efficient transfers, though they are potentially more vulnerable to being hacked. While the Bitcoin Custodian will generally keep a substantial portion of the Trust’s bitcoin in cold storage on an ongoing basis, it is possible that, from time to time, portions of the Trust’s bitcoin will be held outside of cold storage temporarily in the Trading Balance maintained by the Prime Broker as part of trade facilitation in connection with creations and redemptions of Baskets, to sell bitcoins including to pay Trust expenses, or to pay the Sponsor Fee, as necessary. The Trust’s bitcoin held in the Cold Vault Balance by the Bitcoin Custodian are held in segregated wallets and therefore are not commingled with the Bitcoin Custodian’s or other customer assets.

Cold storage of private keys may involve keeping such keys on a non-networked computer or electronic device or storing the public key and private keys on a storage device or printed medium and deleting the keys from all computers. The Bitcoin Custodian may receive deposits of bitcoin but may not send bitcoin without use of the corresponding private keys. In order to send bitcoin when the private keys are kept in cold storage, unsigned transactions must be physically transferred to the offline cold storage facility and signed using a software/hardware utility with the corresponding offline keys. At that point, the Bitcoin Custodian can upload the fully signed transaction to an online network and transfer the bitcoin. Such private keys are stored in cold storage facilities within the United States and Europe, exact locations of which are not disclosed for security reasons. A limited number of employees at the Bitcoin Custodian are involved in private key management operations, and the Bitcoin Custodian has represented that no single individual has access to full private keys.

The Bitcoin Custodian’s internal audit team performs periodic internal audits over custody operations, and the Bitcoin Custodian has represented that Systems and Organizational Control (“SOC”) attestations covering private key management controls are also performed on the Bitcoin Custodian by an external provider.

The Bitcoin Custodian maintains a commercial crime insurance policy, which is intended to cover the loss of client assets held in cold storage, including from employee collusion or fraud, physical loss including theft, damage of key material, security breach or hack, and fraudulent transfer. The insurance maintained by the Bitcoin Custodian is shared among all of the Bitcoin Custodian’s customers, is not specific to the Trust or to customers holding bitcoin with the Bitcoin Custodian, and may not be available or sufficient to protect the Trust from all possible losses or sources of losses.

In the event of a fork of the Bitcoin blockchain, the Bitcoin Custodian and Prime Broker may, in their sole discretion, determine whether or not to support (or cease supporting) either branch of the Bitcoin blockchain entirely, provided that they shall use commercially reasonable efforts to avoid ceasing to support both branches of such forked protocol and will support, at a minimum, the original digital asset. Provided that the Bitcoin Custodian and Prime Broker shall make commercially reasonable efforts to assist the Trust and take the necessary steps to enable the Trust to retrieve and/or obtain any assets related to a fork, airdrop or similar event, neither the Bitcoin Custodian nor the Prime Broker shall have any liability, obligation or responsibility whatsoever arising out of or relating to the operation of an unsupported branch of the Bitcoin blockchain in the event of a fork. The Bitcoin Custodian nor the Prime Broker have any responsibility to support airdrops.

Under the Custodial Services Agreement, the Bitcoin Custodian’s liability is limited as follows, among others: (i) other than with respect to claims and losses arising from spot trading of bitcoin, or fraud or willful misconduct, among others, the Bitcoin Custodian’s aggregate liability under the Custodial Services Agreement shall not exceed the greater of (A) the greater of (x) $5 million and (y) the aggregate fees paid by the Trust to the Bitcoin Custodian in the 12 months prior to the event giving rise to the Bitcoin Custodian’s liability, and (B) the value of the affected bitcoin or cash giving rise to the Bitcoin Custodian’s liability; (ii) the Bitcoin Custodian’s aggregate liability in respect of each cold storage address shall not exceed $100 million; (iii) in respect of the Bitcoin Custodian’s obligations to indemnify the Trust and its affiliates against third party claims and losses to the extent arising out of or relating to, among others, the Bitcoin Custodian’s violation of any law, rule or regulation with respect to the provision of its services, the Bitcoin Custodian’s liability shall not exceed the greater of (A) $5 million and (B) the aggregate fees paid by the Trust to the Bitcoin Custodian in the 12 months prior to the event giving rise to the Bitcoin Custodian’s liability; and (iv) in respect of any incidental, indirect, special, punitive, consequential or similar losses, the Bitcoin Custodian is not liable, even if the Bitcoin Custodian has been advised of or knew or should have known of the possibility thereof. The Bitcoin Custodian is not liable for delays, suspension of operations, failure in performance, or interruption of service to the extent it is directly due to a cause or condition beyond the reasonable control of the Bitcoin Custodian. Under the Custodial Services Agreement, except in the case of its negligence, fraud, material violation of applicable law or willful misconduct, the Bitcoin Custodian shall not have any liability, obligation, or responsibility for any damage or interruptions caused by any computer viruses, spyware, scareware, Trojan horses, worms or other malware that may affect the Trust’s computer or other equipment, or any phishing, spoofing or other attack, unless the Bitcoin Custodian fails to have commercially reasonable policies, procedures and technical controls in place to prevent such damages or interruptions.

The Bitcoin Custodian may terminate the Custodial Services Agreement for any reason upon providing the applicable notice to the Trust, or immediately for Cause (as defined in the Custodial Services Agreement), including, among others, if the Trust: materially breaches the Prime Broker Agreement and such breach remains uncured, or undergoes a bankruptcy event.

The Trust’s Transfer Agent will facilitate the settlement of Shares in response to the placement of creation orders and redemption orders from Authorized Participants. The Trust generally does not intend to hold cash or cash equivalents. However, there may be situations where the Trust will unexpectedly hold cash on a temporary basis. The Trust has entered into the Cash Custody Agreement with The Bank of New York Mellon under which The Bank of New York Mellon acts as custodian of the Trust’s cash and cash equivalents.

The Sponsor may, in its sole discretion, add or terminate custodians at any time. The Sponsor may, in its sole discretion, change the custodian for the Trust’s bitcoin holdings, but it will have no obligation whatsoever to do so or to seek any particular terms for the Trust from other such custodians.

Additionally, the following disclosure will be added to discuss the involvement of Coinbase, Inc. (“Prime Broker”):

Pursuant to the Prime Broker Agreement, a portion of the Trust’s bitcoin holdings and cash holdings from time to time may be held with the Prime Broker, an affiliate of the Bitcoin Custodian, in the Trading Balance, in connection with in-kind creations and redemptions of Baskets and the sale of bitcoin to pay the Sponsor Fee and Trust expenses not assumed by the Sponsor. The Sponsor may, in its sole discretion, add or terminate prime brokers at any time. The Sponsor may, in its sole discretion, change the prime broker for the Trust, but it will have no obligation whatsoever to do so or to seek any particular terms for the Trust from other such prime brokers.

These periodic holdings held in the Trading Balance with the Prime Broker represent an omnibus claim on the Prime Broker’s bitcoin held on behalf of clients; these holdings exist across a combination of omnibus hot wallets, omnibus cold wallets or in accounts in the Prime Broker’s name on a trading venue (including third-party venues and the Prime Broker’s own execution venue) where the Prime Broker executes orders to buy and sell bitcoin on behalf of clients (each such venue, a Connected Trading Venue). The Prime Broker is not required to hold any of the bitcoin in the Trust’s Trading Balance in cold storage or to hold any such bitcoin in segregation, and neither the Trust nor the Sponsor can control the method by which the Prime Broker holds the bitcoin credited to the Trust’s Trading Balance. Within the Trading Balance, the Prime Broker Agreement provides that the Trust does not have an identifiable claim to any particular bitcoin. Instead, the Trust’s Trading Balance represents an entitlement to a pro rata share of the bitcoin the Prime Broker has allocated to the omnibus hot wallets, omnibus cold wallets, and the accounts in the Prime Broker’s name that the Prime Broker maintains at Connected Trading Venues (which are typically held on an omnibus, rather than segregated, basis).

Pursuant to the Prime Broker Agreement, the Trust may engage in purchases or sales of bitcoin by placing orders with the Prime Broker. The Prime Broker will route orders placed by the Sponsor through the Prime Broker’s execution platform (the “Trading Platform”) to a Connected Trading Venue where the order will be executed. Each order placed by the Sponsor will be sent, processed and settled at each Connected Trading Venue to which it is routed. The Prime Broker Agreement provides that the Prime Broker is subject to certain conflicts of interest, including: (i) the Trust’s orders may be routed to the Prime Broker’s own execution venue where the Trust’s orders may be executed against other customers of the Prime Broker or with the Coinbase acting as principal, (ii) the beneficial identity of the counterparty purchaser or seller with respect to the Trust’s orders may be unknown and therefore may inadvertently be another client of the Prime Broker, (iii) the Prime Broker does not engage in front-running, but is aware of the Trust’s orders or imminent orders and may execute a trade for its own inventory (or the account of an affiliate) while in possession of that knowledge and (iv) the Prime Broker may act in a principal capacity with respect to certain orders. As a result of these and other conflicts, when acting as principal, the Prime Broker may have an incentive to favor its own interests and the interests of its affiliates over the Trust’s interests.

Subject to the foregoing, and to certain policies and procedures that the Prime Broker Agreement requires the Prime Broker to have in place to mitigate conflicts of interest when executing the Trust’s orders, the Prime Broker Agreement provides that the Prime Broker shall have no liability, obligation, or responsibility whatsoever for the selection or performance of any Connected Trading Venue, and that other Connected Trading Venues and/or trading venues not used by Coinbase may offer better prices and/or lower costs than the Connected Trading Venue used to execute the Trust’s orders.

Once the Sponsor places an order to purchase or sell bitcoin on the Trading Platform, the associated bitcoin or cash used to fund or fill the order, if any, will be placed on hold and will generally not be eligible for other use or withdrawal from the Trust’s Trading Balance. The Trust’s Vault Balance may be used directly to fund orders. With each Connected Trading Venue, the Prime Broker shall establish an account in the Prime Broker’s name, or in its name for the benefit of clients, to trade on behalf of its clients, including the Trust, and the Trust will not, by virtue of the Trading Balance the Trust maintains with the Prime Broker, have a direct legal relationship, or account with, any Connected Trading Venue.

The Prime Broker is permitted to suspend or terminate the Prime Broker Agreement under certain circumstances. The Prime Broker does not guarantee uninterrupted access to the Trading Platform or the services it provides to the Trust. Under certain circumstances, the Prime Broker is permitted to halt or suspend trading on the Trading Platform, or impose limits on the amount or size of, or reject, the Trust’s orders, including in the event of, among others, (a) delays, suspension of operations, failure in performance, or interruption of service that are directly due to a cause or condition beyond the reasonable control of the Prime Broker, (b) the Trust has engaged in unlawful or abusive activities or fraud, or (c) (d) a security or technology issue occurred and is continuing that results in the Prime Broker being unable to provide trading services or accept the Trust’s order, in each case, subject to certain protections for the Trust.

Under the Prime Broker Agreement, the Prime Broker’s liability is limited as follows, among others: (i) other than with respect to claims and losses arising from spot trading of bitcoin, or fraud or willful misconduct, among others, the Prime Broker’s aggregate liability shall not exceed the greater of (A) the greater of (x) $5 million and (y) the aggregate fees paid by the Trust to the Prime Broker in the 12 months prior to the event giving rise to the Prime Broker’s liability, and (B) the value of the cash or affected bitcoin giving rise to the Prime Broker’s liability; (ii) in respect of the Prime Broker’s obligations to indemnify the Trust and its affiliates against third party claims and losses to the extent arising out of or relating to, among others, the Prime Broker’s violation of any law, rule or regulation with respect to the provision of its services, or the full amount of the Trust’s assets lost due to the insolvency of or security event at a Connected Trading Venue, the Prime Broker’s liability shall not exceed the greater of (A) $5 million and (B) the aggregate fees paid by the Trust to the Prime Broker in the 12 months prior to the event giving rise to the Prime Broker’s liability; and (iii) in respect of any incidental, indirect, special, punitive, consequential or similar losses, the Prime Broker is not liable, even if the Prime Broker has been advised of or knew or should have known of the possibility thereof. The Prime Broker is not liable for delays, suspension of operations, failure in performance, or interruption of service to the extent it is directly due to a cause or condition beyond the reasonable control of the Prime Broker. Both the Trust and the Prime Broker and its affiliates (including the Bitcoin Custodian) are required to indemnify each other under certain circumstances. The Prime Broker Agreement is governed by New York law and provides that disputes arising under it are subject to arbitration.

Additionally, with respect to the procedures for moving the Trust’s assets out of cold storage in connection with redemptions, the impacted disclosure will be revised as discussed below in our response to comment 38.

With respect to the procedures for moving the Trust’s assets out of cold storage in connection with the payment of the Trust’s expenses, the impacted disclosure will be revised as discussed above in our response to comment 31.

Applicable cross-references have been added.

Comment 35: Please revise your disclosure on page 65 to include the information required by Item 202 of Regulation S-K, including the voting rights and liquidation rights of the Shareholders. To the extent that the Shareholders do not have voting rights, please disclose in the prospectus summary and the risk factors section. In addition, please revise your disclosure on page 81 to include the information required by Item 401 of Regulation S-K.

Response: The Trust has incorporated the comment. The impacted disclosure will be revised accordingly.

The Trust does not have any directors, officers or employees. The creation and operation of the Trust has been arranged by the Sponsor. The following persons, in their capacities as executive officers of the Sponsor, a Delaware limited liability company, perform certain functions with respect to the Trust that, if the Trust had directors or executive officers, would typically be performed by them.

Hany Rashwan is CEO of the Sponsor and Ophelia Snyder is President and Chief Financial Officer of the Sponsor.

Hany Rashwan, 33, co-founded the parent organization of Sponsor and 21Shares AG in 2018 and has served as its CEO since inception. In addition to co-founding 21Shares AG, Mr. Rashwan is a serial entrepreneur and Forbes 30 Under 30 alum. He previously founded social commerce company, Ribbon, and enterprise fintech company, Payout. He was born and raised in Egypt and the United States and holds a Bachelor in History from Columbia University.

Ophelia Snyder, 31, co-founded the parent organization of Sponsor and 21Shares AG in 2018 and has served as its President since inception. In addition to co-founding 21Shares AG, Ms. Snyder is an EY Entrepreneurial Winning Woman EMEIA, Forbes 30 Under 30 alum, and was named on Bilanz’s Top 100 Bankers of Switzerland list. She began her career working in venture capital and then investment banking. She was born and raised in Italy and the United States and attended Stanford University and received her Master of Business Administration from the New York University Stern School of Business.

Additionally, the section “Management; Voting By Shareholders” will be revised as follows:

Each Share represents a fractional undivided beneficial interest in the net assets of the Trust. Upon redemption of the Shares, the applicable Authorized Participant shall be paid solely out of the funds and property of the Trust. All Shares are transferable, fully paid and non-assessable. The assets of the Trust consist primarily of bitcoin held by the Bitcoin Custodian on behalf of the Trust.

The Shareholders of the Trust take no part in the management or control, and have no voice in, the Trust’s operations or business. Except in limited circumstances, Shareholders will have no voting rights under the Trust Agreement.

Owners of Shares do not generally have any voting rights. The Shares do not represent a traditional investment and are not similar to shares of a corporation operating a business enterprise with management and a board of directors. All Shares are of the same class with equal rights and privileges. By acquiring Shares, you are not acquiring the right to elect directors, to receive dividends, to vote on certain matters regarding the issuer of your Shares or to take other actions normally associated with the ownership of shares. The Shares do not entitle their holders to any conversion or pre-emptive rights or any redemption rights.

The Sponsor will generally have the right to amend the Trust Agreement as it applies to the Trust provided that the Shareholders have the right to vote only if expressly required under Delaware or federal law or rules or regulations of the Exchange, or if submitted to the Shareholders by the Sponsor in its sole discretion.

Comment 36: Please identify by name all of the Authorized Participants with which you have an agreement at the time of effectiveness of the registration statement.

Response: The Trust acknowledges this comment. The Sponsor has engaged in discussions with certain potential authorized participants regarding their interest in facilitating primary market activity for the Trust in the capacity of Authorized Participants. As of the date of this correspondence, the Trust generally does not have the authorization to disclose the identity of these potential Authorized Participants. The Trust confirms that all of the Authorized Participants with which the Trust has an agreement at the time of effectiveness of the registration statement will be disclosed at the time of effectiveness. The Sponsor will also maintain a current list of Authorized Participants, which will be able to be obtained from the Sponsor. Additional Authorized Participants may be added at any time, subject to the discretion of the Sponsor.

Comment 37: Refer to your response to comment 9. We note your disclosure that “[b]itcoin held in the Trust’s Custodian account is the property of the Trust and is not traded, leased, or loaned except as may be necessary to pay the Sponsor Fee or the Trust’s expenses and liabilities.” Please revise to confirm, if true, that the Trust’s assets will never be leased or loaned, including in connection with paying the Sponsor Fee or the Trust’s expenses and liabilities.

Response: The Trust acknowledges this comment. The impacted disclosure will be revised as follows:

Bitcoin held in the Trust’s account with the Bitcoin Custodian is the property of the Trust, and the Bitcoin Custodian will not loan, hypothecate, pledge or otherwise encumber the Trust’s bitcoin, as applicable, without the Trust’s instruction. The Trust will not lease or loan bitcoin held in the Trust’s account with the Bitcoin Custodian.

Comment 38: Refer to your response to comment 9. Please provide a detailed discussion of the mechanics of the creation and redemption transactions, including whether your Authorized Participants will be required to maintain an account with your Custodian, whether and how the Authorized Participants are able to participate directly in the acquisition, transfer or receipt of bitcoin and whether and to what extent creation and redemption transactions will be settled on-chain or off-chain and any risks associated with the settlement process. Please also describe the specifics of how an Authorized Participant will “facilitate the deposit of bitcoin with the Trust,” including the various steps necessary to transfer the bitcoin to its ultimate storage location with the Custodian, and whether and under what circumstances the Authorized Participant will utilize an affiliate or third-party to transfer the bitcoin to the Custodian.

Response: The Trust has incorporated the comment. In addition, the introductory paragraphs of the section “Creation And Redemption Of Shares” will be revised as follows:

Authorized Participants are the only persons that may place orders to create and redeem Baskets. Authorized Participants must be (1) registered broker-dealers or other securities market participants, such as banks and other financial institutions, which are not required to register as broker-dealers to engage in securities transactions described below, and (2) DTC Participants. To become an Authorized Participant, a person must enter into an Authorized Participant Agreement with the Sponsor. The Authorized Participant Agreement provides the procedures for the creation and redemption of Baskets and for the delivery of the bitcoin required for such creation and redemptions. The Authorized Participant Agreement and the related procedures attached thereto may be amended by the Trust, without the consent of any Shareholder or Authorized Participant. Authorized Participants pay the Transfer Agent a fee for each order they place to create or redeem one or more Baskets. The transaction fee may be reduced, increased or otherwise changed by the Sponsor.

Authorized Participants or designated third parties (“Liquidity Providers”), which may be affiliates, will deliver bitcoin related to the Authorized Participant’s purchase order from the Authorized Participant’s or Liquidity Provider’s relevant wallet to the Trust’s [Vault Account]. Authorized Participants are not required to maintain an account with the Bitcoin Custodian.

Authorized Participants or Liquidity Providers who make deposits with the Trust in exchange for Baskets receive no fees, commissions or other form of compensation or inducement of any kind from either the Trust or the Sponsor, and no such person will have any obligation or responsibility to the Sponsor or the Trust to effect any sale or resale of Shares.

…

All creation and redemption requests generally will be processed on an in-kind basis in accordance with the per creation unit pro-rata portfolio composition file, which will be published on a daily basis. Additionally, creations and redemptions will settle on a T+1 basis.

In addition, the section “Creation Procedures” and will be revised as follows:

Creation Baskets will be created in exchange for an in-kind deposit of bitcoin.

On any business day, an Authorized Participant may place an order with the Transfer Agent via the order taking portal to create one or more Baskets. For purposes of processing creation orders, a “business day” means any day other than a day when the Exchange is closed for regular trading. Purchase orders must be placed by 3:00 p.m. ET, or the close of regular trading on the Exchange, whichever is earlier. The day on which an order is received by the Transfer Agent is considered the purchase order date.

By placing a purchase order, an Authorized Participant agrees to facilitate the deposit of bitcoin with the Trust. Prior to the delivery of Baskets for a purchase order, the Authorized Participant must also have wired to the Transfer Agent the nonrefundable transaction fee due for the creation order. Authorized Participants may not withdraw a creation request.

The manner by which creations are made is dictated by the terms of the Authorized Participant Agreement. By placing a creation order, an Authorized Participant agrees to facilitate the deposit of bitcoin with the Bitcoin Custodian. If an Authorized Participant fails to consummate the foregoing, the order will be cancelled.

The total deposit required to create each Basket (“Creation Basket Deposit”) changes from day to day. On each day that the Exchange is open for regular trading, the Administrator adjusts the quantity of bitcoin constituting the Creation Basket Deposit as appropriate to reflect accrued expenses and any loss of bitcoin that may occur. The computation is made by the Administrator as promptly as practicable after 4:00 p.m. ET. The total deposit of bitcoin required to create each Basket is an amount of bitcoin that is in the same proportion to the total assets of the Trust, net of accrued expenses and other liabilities, on the date the order to purchase is properly received, as the number of Shares to be created under the purchase order is in proportion to the total number of Shares outstanding on the date the order is received. Each night, the Sponsor will publish the amount of bitcoin that will be required in exchange for each creation order.

Under most circumstances, the bitcoin constituting a Creation Basket Deposit will be deposited with the Bitcoin Custodian in the Trust’s Cold Vault Balance, although in some circumstances, bitcoin may be deposited outside of cold storage. Upon the deposit by an Authorized Participant or a Liquidity Provider of the corresponding amount of bitcoin with the Bitcoin Custodian, and the payment of the applicable transaction fee, [and of any expenses, taxes or charges (such as stamp taxes or stock transfer taxes or fees),] the Administrator will deliver the appropriate number of Baskets to the DTC account of the depositing Authorized Participant. Transfers of bitcoin from the Authorized Participant or Liquidity Provider’s accounts to the Trust’s Cold Vault Balance are “on-chain” transactions represented on the Bitcoin blockchain.

Following an Authorized Participant’s purchase order, the Trust’s Bitcoin Custodian account must be credited with the required bitcoin by the end of the business day following the purchase order date. Upon receipt of the bitcoin deposit amount in the Trust’s Bitcoin Custodian account, the Bitcoin Custodian will notify the Transfer Agent, the Authorized Participant, and the Sponsor that the bitcoin has been deposited. The Transfer Agent will then direct DTC to credit the number of Shares created to the applicable DTC account.

No Shares will be issued unless and until the Bitcoin Custodian or Prime Broker has informed the Transfer Agent that it has allocated to the Trust’s account the corresponding amount of bitcoin. Disruption of services at the Prime Broker or Bitcoin Custodian would have the potential to delay settlement of the bitcoin related to Share creations. To the extent an Authorized Participant or a Liquidity Provider is not able to deliver bitcoin associated with a purchase order as of a specified time on the settlement date, the Sponsor or Transfer Agent will cancel the purchase order. To the extent that bitcoin transfers from the Trust’s Trading Balance to the Trust’s Vault are delayed due to congestion or other issues with the Bitcoin network, such bitcoin will not be held in cold storage in the Vault until such transfers can occur.

Upon the Sponsor’s approval, a creation request by an Authorized Participant will produce an affirmation confirming the acceptance of the order by the Sponsor. Upon publication of the Trust’s NAV, the Sponsor, Transfer Agent and Authorized Participant will receive a confirmation receipt including trade details such as trade date, settlement date, direction of trade, number of Shares, bitcoin entitlement, and Authorized Participant details. On the settlement date, the Sponsor will liaise with the Authorized Participant to settle the underlying assets. …

Additionally, the section “Redemption Procedures” will be revised as follows:

An Authorized Participant may only redeem a Basket in-kind.

The procedures by which an Authorized Participant can redeem one or more Baskets mirror the procedures for the creation of Baskets with an additional safeguard on bitcoin being removed from the Trust’s Bitcoin Custodian account.

On any business day, an Authorized Participant may place an order with the Transfer Agent via the order taking portal to redeem one or more Baskets. For purposes of processing redemption orders, a “business day” means any day other than a day when the Exchange is closed for regular trading. Redemption orders must be placed by 3:00 p.m. ET, or the close of regular trading on the Exchange, whichever is earlier. A redemption order will be effective on the date it is received by the Transfer Agent (“Redemption Order Date”). By placing a Redemption Order, an Authorized Participant agrees to deliver the Redemption Basket to be redeemed through DTC’s book-entry system to the Trust’s account with BNY Mellon not later than the end of the Business Day following the effective date of the Redemption Order (“Redemption Distribution Date”). Failure to consummate such delivery shall result in the cancellation of the order. Prior to the delivery of the redemption distribution for a Redemption Order, the Authorized Participant must also have wired to the Transfer Agent the non-refundable Transaction Fee due for the Redemption Order.

The redemption distribution from the Trust consists of a transfer to the redeeming Authorized Participant of an amount of bitcoin equal to the NAV of the Trust multiplied by the number of Shares to be redeemed under the Redemption Order. Under most circumstances, this transfer of bitcoin will be made from the Trust’s Cold Vault Balance with the Bitcoin Custodian, although in some circumstances, bitcoin may be transferred from outside of cold storage.

The redemption distribution due from the Trust is delivered to the Authorized Participant or the Liquidity Provider on the Redemption Distribution Date if the Trust’s DTC account has been credited with the Baskets to be redeemed. If the Trust’s DTC account has not been credited with all of the Baskets to be redeemed by the end of such date, the redemption distribution is delivered to the extent of whole Baskets received. Any remainder of the redemption distribution is delivered on the next Business Day to the extent of remaining whole Baskets received if the Trust receives the fee applicable to the extension of the Redemption Distribution Date which the Sponsor may, from time to time, determine and the remaining Baskets to be redeemed are credited to the Trust’s DTC account on such next Business Day. Any further outstanding amount of the Redemption Order shall be cancelled. Once the Transfer Agent notifies the Sponsor that the Shares have been received in the Trust’s DTC account, the Transfer Agent instructs the Sponsor to authorize the Bitcoin Custodian to transfer the redemption bitcoin amount from the Trust’s Bitcoin Custodian account to the Authorized Participant.

Upon the Sponsor’s approval, a redemption request by an Authorized Participant will produce an affirmation confirming the acceptance of the order by the Sponsor. Upon publication of the Trust’s NAV, the Sponsor, Transfer Agent and Authorized Participant will receive a confirmation receipt including trade details such as trade date, settlement date, direction of trade, number of Shares, bitcoin entitlement, and Authorized Participant details. On the settlement date, the Sponsor will liaise with the Authorized Participant to settle the underlying assets….

Comment 39: Please revise to disclose whether and how you will notify Shareholders if the Trust has suspended creations and redemptions, and describe the potential impact of suspending creations and redemptions.

Response: The Trust has incorporated the comment. The section “Rejection of Purchase Orders” will be revised as follows:

The Sponsor or its designee has the absolute right, but does not have any obligation, to reject any purchase order or Basket Deposit if the Sponsor determines that:

•	the purchase order or Basket Deposit is not in proper form;

•	it would not be in the best interest of the Shareholders of the Trust;

•	the acceptance of the purchase order or the Basket Deposit would have adverse tax consequences to the Trust or its Shareholders;

•	the acceptance or receipt of which would, in the opinion of counsel to the Sponsor, be unlawful; or

•

circumstances outside the control of the Trust, the Sponsor, the Sub-Adviser, the Marketing Agent or the Bitcoin Custodian make it, for all practical purposes, not feasible to process Creations Baskets (including if the Sponsor determines that the investments available to the Trust at that time will not enable it to meet its investment objective).

None of the Sponsor, the Sub-Adviser, the Transfer Agent or the Bitcoin Custodian will be liable for the rejection of any purchase order or Basket Deposit.

The Marketing Agent shall notify the Authorized Participant of a rejection or revocation of any Purchase Order. The Marketing Agent is under no duty, however, to give notification of any specific defects or irregularities in the delivery of the Creation Basket Deposit nor shall the Marketing Agent or the Trust incur any liability for the failure to give any such notification. The Trust and the Marketing Agent may not revoke a previously accepted Purchase Order.

Additionally, the section “Suspension or Rejection of Redemption Orders” will be revised as follows:

The Sponsor may, in its discretion, suspend the right of redemption, or postpone the redemption settlement date, (1) for any period during which the Exchange is closed other than customary weekend or holiday closings, or trading on the Exchange is suspended or restricted, (2) for any period during which an emergency exists as a result of which delivery, disposal or evaluation of bitcoin is not reasonably practicable, or (3) for such other period as the Sponsor determines to be necessary for the protection of the Shareholders. For example, the Sponsor may determine that it is necessary to suspend redemptions to allow for the orderly liquidation of the Trust’s assets. If the Sponsor has difficulty liquidating the Trust’s positions, e.g., because of a market disruption event or an unanticipated delay in the liquidation of a position in an over-the-counter contract, it may be appropriate to suspend redemptions until such time as such circumstances are rectified. None of the Sponsor, the person authorized to take redemption orders in the manner provided in the Authorized Participant Agreement, or the Bitcoin Custodian will be liable to any person or in any way for any loss or damages that may result from any such suspension or postponement.

Redemption orders must be made in whole Baskets. The Sponsor acting by itself or through the person authorized to take redemption orders in the manner provided in the Authorized Participant Agreement may, in its sole discretion, reject any redemption order (1) the Sponsor determines not to be in proper form, (2) the fulfillment of which its counsel advises may be illegal under applicable laws and regulations, or (3) if circumstances outside the control of the Sponsor, the person authorized to take redemption orders in the manner provided in the Authorized Participant Agreement or the Bitcoin Custodian make it for all practical purposes not feasible for the Shares to be delivered under the redemption order. The Sponsor may also reject a redemption order if the number of Shares being redeemed would reduce the remaining outstanding Shares to 5,000 Shares (i.e., 1 Basket) or less.

The Marketing Agent shall notify the Authorized Participant of a rejection or suspension of any Redemption Order. The Marketing Agent is under no duty, however, to give notification of any specific defects or irregularities nor shall the Marketing Agent or the Trust incur any liability for the failure to give any such notification. The Trust and the Marketing Agent may not revoke a previously accepted Redemption Order.

Comment 40: Refer to your response to comment 11. Please revise to describe your policies and procedures related to conflicts of interest in greater detail and tell us whether these will be in place at the time of effectiveness.

Response: The Trust hereby confirms that the Trust will have implemented policies and procedures related to conflicts of interest at the time of effectiveness. The Trust has incorporated the comment, and the disclosure will be revised as follows:

…The Sponsor will adopt and implement policies and procedures that are reasonably designed to ensure compliance with applicable law, including a Code of Ethics providing guidance on conflicts of interest (collectively, the “Policies”). The Sponsor’s Policies will be in place at the time of effectiveness and will require that the Sponsor eliminate, mitigate, or otherwise disclose conflicts of interest. Additionally, the Sponsor will adopt policies and procedures requiring that certain applicable personnel pre-clear personal trading activity in which bitcoin is the referenced asset. The Sponsor will also implement an Information Barrier Policy restricting certain applicable personnel from obtaining sensitive information. The Sponsor believes that these controls will be reasonably designed to mitigate the risk of conflicts of interest and other impermissible activity.

Comment 41: We note your disclosure on page 82 that each Shareholder consents to the exclusive jurisdiction of the courts of the State of Delaware and any federal courts located in Delaware. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: The Trust has incorporated the comment, and the disclosure will be revised as follows:

The rights of the Sponsor, the Trust, DTC (as registered owner of the Trust’s global certificate for Shares) and the Shareholders are governed by the laws of the State of Delaware. The Sponsor, the Trust and DTC and, by accepting Shares, each DTC Participant and each Shareholder, consent to the exclusive jurisdiction of the courts of the State of Delaware and any federal courts located in Delaware. Such consent is not required for any person to assert a claim of Delaware jurisdiction over the Sponsor, the Trust.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Comment 42: Please revise to disclose the material provisions of each material agreement, including the parties to the agreement and the term and termination provisions.

Response: The Trust has incorporated the comment, and forms of the following material agreements will be filed as exhibits to the Trust’s next amendment filing: (i) Form of Index Licensing Agreement; (ii) Form of Marketing Agent Agreement; (iii) Form of Fund Administration and Accounting Agreement; (iv) Form of Transfer Agency and Services Agreement; and (v) Form of Cash Custody Agreement (vi) Form of Custodial Services Agreement; (vii) Form of Prime Broker Agreement; and (viii) Form of Authorized Participant Agreement. The Trust will file its Form of Sub-Advisory Agreement, Form of Sponsor Agreement, and Form of Amended and Restated Trust Agreement under a subsequent amendment filing. Applicable disclosure will be updated accordingly.

***

Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at 212-698-3526.

Sincerely,

/s/ Allison M. Fumai
Allison M. Fumai, Esq.
Dechert LLP